07048453

1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2007
WASH. D.C.
186

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007.

Aluminum Corporation of China Limited

(Translation of Registrant's name into English)

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F.......................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-....................................]

Exhibit Index at page: 2
Total pages: 187

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date March 26, 2007

By Liu Qiang
Name: Liu Qiang
Title: Company Secretary

Income Statement	2006 RMB'000	2005 RMB'000	2004 RMB'000	2003 RMB'000	2002 RMB'000
	Year ended December 31				
Revenues *(Note)*	**61,896,265**	37,826,486	32,959,343	23,799,474	17,273,542
Cost of goods sold	**41,894,313**	25,542,555	22,093,880	16,972,503	13,828,477
Gross profit	**20,001,952**	12,283,931	10,863,463	6,826,971	3,445,065
Selling and distribution expenses	**958,133**	720,497	647,532	549,432	501,829
General and administrative expenses	**2,092,669**	1,489,537	1,220,902	1,047,461	733,803
Research and development expenses	**113,529**	113,381	132,635	173,359	131,941
Other (income) and other (gains)/losses, net	**(564,619)**	(120,720)	(47,656)	(9,246)	(54,286)
Operating profit	**17,402,240**	10,081,236	8,910,050	5,065,965	2,131,778
Finance costs	**715,717**	366,908	109,948	439,897	476,100
Operating profit after finance costs	**16,686,523**	9,714,328	8,800,102	4,626,068	1,655,678
Share of profits/(losses) of jointly controlled entities	**(11,419)**	372	(3,953)	1,193	(254)
Share of profits/(losses) of associates	**105,141**	26,947	—	—	—
Profit before income taxes	**16,780,245**	9,741,647	8,796,149	4,627,261	1,655,424
Income tax expense	**4,393,561**	2,495,213	2,161,086	920,159	190,921
Profit for the year	**12,386,684**	7,246,434	6,635,063	3,707,102	1,464,503
Attributable to:					
Equity holders of the Company	**11,744,676**	7,022,422	6,391,523	3,549,732	1,417,681
Minority interest	**642,008**	224,012	243,540	157,370	46,822
	12,386,684	7,246,434	6,635,063	3,707,102	1,464,503
Dividends	**2,190,177**	2,364,673	1,944,778	1,060,788	472,496

Note: Total other revenues and related cost of sales were previously classified as "net other revenues and gains" for 2002, 2003, 2004 and 2005, they were separately presented as part of the total revenue and cost of goods sold, respectively, in the income statement.

Summary of the Group's consolidated total assets and total liabilities for the five years is set out below:

	As of December 31				
	2006	2005	2004	2003	2002
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Total assets	**78,004,316**	59,009,879	49,558,069	35,406,870	32,249,540
Total liabilities	**30,238,390**	24,804,985	20,752,191	15,769,532	16,042,417
Net assets	**47,765,926**	34,204,894	28,805,878	19,637,338	16,207,123



Total Assets
RMB Million
80,000
70,000
60,000
50,000
40,000
30,000
32,250
35,407
49,558
59,010
78,004
2002
2003
2004
2005
2006



Total Revenues
RMB Million
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
17,274
23,799
32,959
37,826
61,896
2002
2003
2004
2005
2006



RMB Million
Profit Attributable to Equity Holders of the Company
12,000
10,000
8,000
6,000
4,000
2,000
0
1,418
3,550
6,392
7,022
11,745
2002
2003
2004
2005
2006

Corporate Information

Registered name	中國鋁業股份有限公司
Name in English	Aluminum Corporation of China Limited
First registration date	September 10, 2001
Registered address	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814
Place of business	No. 62 North Xizhimen Street Haidian District, Beijing People's Republic of China 100082
Principal place of business in Hong Kong	Unit 3103, 31/F., Office Tower, Convention Plaza 1 Harbour Road Wanchai, Hong Kong
Authorized Representative	Xiao Yaqing
Company Secretary	Liu Qiang
Department for corporate information and inquiry	Secretarial Office to the Board
Telephone for corporate information and inquiry	8610 8229 8103
Share Registrar and Transfer Office	Hong Kong Registrars Limited 46/F.,Hopewell Centre 183 Queen's Road East Hong Kong

Depositary	The Bank of New York Corporate Trust Office 101 Barclay Street New York, New York 10286 USA
Places of listing	The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") New York Stock Exchange, Inc ("NYSE")
Name of share	CHALCO
Stock Code	2600 (HK) ACH (US)
Principal bankers	China Construction Bank Industrial and Commercial Bank of China
Independent Auditor	PricewaterhouseCoopers Certified Public Accountants 22/F., Prince's Building Central, Hong Kong
Legal advisers	*as to Hong Kong law:* Baker & McKenzie 14/F., Hutchison House 10 Harcourt Road Central, Hong Kong *as to United States law:* Baker & McKenzie 14/F., Hutchison House 10 Harcourt Road Central, Hong Kong *as to PRC law:* Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District, Beijing People's Republic of China

Aluminum Corporation of China Limited ("Chalco" or the "Company") and its subsidiaries (collectively referred to as the "Group") were established as a joint stock limited company in the People's Republic of China (the "PRC") on September 10, 2001 by way of promotion by Aluminum Corporation of China ("Chinalco"), Guangxi Investment (Group) Co., Ltd. (formerly known as Guangxi Development and Investment Co., Ltd., "Guangxi Investment") and Guizhou Provincial Materials Development and Investment Corporation ("Guizhou Development"). After its establishment, the Company completed a debt-to-equity swap, pursuant to which China Cinda Asset Management Corporation ("China Cinda"), China Orient Asset Management Corporation ("China Orient") and China Development Bank also became the holders of domestic shares of the Company ("Domestic shares"). The Company successfully offered its overseas listed foreign invested shares ("H Shares") and American Depositary Shares ("ADSs") in Hong Kong and New York, respectively, and its ADSs and H Shares were listed on the New York Stock Exchange, Inc. and the Hong Kong Stock Exchange on December 11 and 12, 2001, respectively. Alcoa International (Asia) Limited ("Alcoa") is a strategic shareholder of the Company. In 2005, China Cinda transferred part of the shares held by it to China Construction Bank Corporation ("China Construction Bank"), as a result China Construction Bank is now also a holder of the Domestic Shares of the Company.

The Group is the largest producer of alumina and primary aluminum in the PRC. It is primarily engaged in the production, sales and research of alumina and primary aluminum through its principal assets in the following branches, subsidiaries, and associated companies:

Branches:

- Shanxi branch (mainly producing alumina products) ;
- Zhongzhou branch (mainly producing alumina products) ;
- Henan branch (mainly producing alumina / primary aluminum products) ;
- Guangxi branch (mainly producing alumina / primary aluminum products) ;
- Guizhou branch (mainly producing alumina / primary aluminum products) ;
- Qinghai branch (mainly producing primary aluminum products) ;
- Shandong branch (mainly producing alumina products) ;
- Bauxite branch (mainly mining bauxite products); and
- Zhengzhou Research Institute (mainly providing research and development services).

Subsidiaries:

- Shandong Aluminum Industry Co., Limited ("Shandong Aluminum") (mainly producing alumina / primary aluminum products);
- Shanxi-Huaze Aluminum & Power Co., Limited ("Shanxi-Huaze") (mainly producing primary aluminum products);
- Shanxi Huasheng Aluminum Company Limited (" Shanxi Huasheng") (mainly producing primary aluminum products);
- Fushun Aluminum Company Limited ("Fushun Aluminum") (mainly producing primary aluminum products);
- Zunyi Aluminum Company Limited ("Zunyi Aluminum") (mainly producing primary aluminum products);
- Shandong Huayu Aluminum and Power Company Limited ("Shandong Huayu") (mainly producing primary aluminum products);
- Gansu Hualu Aluminum Company Limited ("Hualu Aluminum") (mainly producing primary aluminum products); and
- China Aluminum International Trading Corporation Limited ("Chalco Trading") (mainly selling alumina and primary aluminum products).

Associates:

- Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum") (mainly producing primary aluminum and aluminum-fabricated products); in which the Company has a 28% equity interest; and
- Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") (mainly producing primary aluminum products), in which the Company has a 29% equity interest.

The business scope of the Group includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina, primary aluminum, gallium and carbon.

Directors

Executive Directors

Xiao Yaqing, 48, is the Chairman of the Board and Chief Executive Officer of the Company. He has been employed by the Company since 2004. Mr. Xiao is the Chairman of the Remuneration and Nomination Committee of the Board of the Company and is also the president of Chinalco. Mr. Xiao graduated from Central South University of Industry in 1982 majored in pressure processing. Mr. Xiao is a professor-grade senior engineer. Mr. Xiao has substantial academic achievement as well as more than twenty years' extensive practical experience in the fields of metallic materials and management. He formerly served as the engineer, department head, deputy chief engineer and chief engineer of Northeast Light Alloy Fabrication Plant. He had also served as the General Manager of Northeast Light Alloy Corporation Limited, the plant manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum (Group) Co., Ltd. and a Deputy President of Chinalco.

Luo Jianchuan, 44, is an Executive Director and Senior Vice President of the Company. He has been employed by the Company since 2001. Mr. Luo is a senior engineer with about 20 years of experience in non-ferrous metal import and export trading management and extensive professional experience in trading and corporate management. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, a Manager of Haikou Nanxin Industry & Commerce Corporation, an Assistant to the General Manager of Jinpeng Mining Development Corporation, a Deputy General Manager and the General Manager of Beijing Xinquan Tech-trading Corporation, an Assistant to the General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, the Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, the General Manager of China Aluminum International Trading Corporation Limited and the General Manager of the Operations and Sales Division of the Company.

Chen Jihua, 39, is an Executive Director, Vice President and Chief Financial Officer of the Company. He has been employed by the Company since 2001. Mr. Chen holds a Master's degree from Central University of Finance and Economics. Mr. Chen has participated in a wide range of corporate and financial management projects. He formerly served as the Executive Manager of the International Finance Department of China Chengxin Securities Appraisal Company Limited, the Financial Controller of Red Bull Vitamin Beverages Company Limited and the Regional (China) Financial Controller of Saudi Arabia ALJ (China) Limited. He also formerly served as the Financial Controller with Jitong Network Communications Company Limited.

Zhang Chengzhong, 47, is an Executive Director and Vice President of the Company and has been employed by the Company since 2001. Mr. Zhang holds a Master's degree in Metallurgy Engineering. He is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang previously served as a Deputy Head and then Head of the alumina production facility of the Shanxi Aluminum Plant of the Company, a Deputy Head and then the Head of the research institute affiliated with the Shanxi Aluminum Plant as well as the Deputy Factory Manager and then the Head of the Shanxi Aluminum Plant.

Non-Executive Directors

Shi Chungui, 67, is a Non-executive Director of the Company and a member of the Expert Advisory Committee of China Cinda Asset Management Corporation. He has been employed by the Company since 2005. Mr. Shi is a senior economist. He graduated from Northeast University of Finance and Economics and majored in accounting. He has extensive experience in finance, government and corporate management. Mr. Shi was previously the Head of Commerce Bureau of Qinhuangdao City, Hebei Province, the Standing Deputy Mayor of Qinhuangdao City, Hebei Province, the President of Hebei Branch of China Construction Bank, the President of Beijing Branch of China Construction Bank, a Deputy President of the Head Office of China Construction Bank and a Deputy President of China Cinda Asset Management Corporation.

Joseph C. Muscari, 60, has been a Non-executive Director of the Company since 2001. Mr. Muscari resigned from his office as the Deputy Executive Director, Chief Financial Officer and a member of the Executive Council of Alcoa on February 28, 2007 and has assumed the Chairman and Chief Executive Officer of Minerals Technologies Inc. Mr. Muscari graduated from the New Jersey Institute of Technology in 1968 with a Bachelor's degree in industrial engineering. He obtained a Master of Business Administration degree from the University of Pittsburgh in 1969. In 1994, he received an honorary Doctoral degree of Law from Salem-Teikyo University.



Independent Non-Executive Directors

Poon Yiu Kin, Samuel, 47, is an Independent Non-Executive Director of the Company and the Chairman of the Audit Committee. Mr. Poon was appointed as the Independent Non-Executive Director of the Company in 2005. He holds a Master of Business Administration degree from London Business School and a Bachelor's degree in Business Administration from The Chinese University of Hong Kong. Mr. Poon is also an Independent Non-Executive Director of Yue Yuen Industrial (Holdings) Limited and a member of Executive Committee and Honorary Treasury of English Schools Foundation. He is also a member of Advisory Committee of the Hong Kong Securities and Futures Commission and Joint Committee on Student Finance of Education and Manpower Bureau, and an adjunct Professor of Beijing University, National Chengchi University of Taiwan and The Chinese University of Hong Kong. Mr. Poon formerly served as a Managing Director as well as various positions in Merrill Lynch, including as the co-head of corporate finance and head of debt capital markets of the Asia Pacific region, and head of corporate finance of Europe, the Middle East and Africa.

Wang Dianzuo, 73, is an Independent Non-Executive Director of the Company. Mr. Wang was appointed as an Independent Non-Executive Director of the Company in 2001. Mr. Wang is a professor in ore dressing. Mr. Wang was formerly the President of the Central South University of Industry, the Chairman of the Beijing General Research Institute for Non-ferrous Metals and has served as the Vice Chairman of Chinese Academy of Engineering. Mr. Wang is also an adjunct professor at Central South University of Industry, Northeastern University and Beijing University of Science and Technology. He has also been elected as a member of Chinese Academy of Sciences, Chinese Academy of Engineering and Russian Academy of Engineering and as a foreign fellow of the US National Academy of Engineering. Mr. Wang is also a senior consultant to many research institutions.

Kang Yi, 66, is an Independent Non-Executive Director of the Company. Mr. Kang was appointed as an Independent Non-Executive Director of the Company in 2004. Mr. Kang graduated in 1965 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, and is a professor-grade senior engineer. Mr. Kang is the Chairman of the China Non-ferrous Metals Industry Association. He is also a member of the national Committee of the Chinese People's Political Consultative Conference ("CPPCC"), a member of the China Association for Science and Technology, the Chairman of Non-ferrous Metals Society of China and an Independent Non-Executive Director of Jiangxi Copper Company Limited and Baotou Aluminum Corporation Limited. Mr. Kang once served as the factory manager of Qingtongxia Aluminum Plant, the Head of the Economic Committee of Ningxia Hui Autonomous Region, a Deputy General Manager of China Non-ferrous Metals Industry Corporation, and a Deputy Head of the State Non-ferrous Metals Industry Bureau.

Supervisors

Ao Hong, 46, is a Vice President of Chinalco. Mr. Ao graduated from Kunming University of Science and Technology and majored in Metallurgy. He holds a Master's degree and is a professor-grade senior engineer with extensive experience in non-ferrous metals research, corporate management, corporate governance and internal control. Mr. Ao formerly served as an engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong, respectively.

Yuan Li, 49, is a Supervisor elected as the employee representative of the Company and a Deputy General Manager of the Corporate Culture Department of the Company. He has been employed by the Company since 2001. Mr. Yuan is an engineer with extensive administrative and managerial experience. He formerly served as a Deputy Head of the General Management Office of the General Office of China Non-ferrous Metals Industry Corporation, the head of the Department of Research and Investigation as well as the Chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Head of the Department of Political Affairs and the Head of the Community Union Working Department of Chinalco.

Zhang Zhankui, 49, is the Deputy Head of the Finance Department of Chinalco. Mr. Zhang is a postgraduate of economic management and a senior accountant. He has extensive experience in corporate finance accounting, fund management, project auditing and business management. Mr. Zhang formerly served as the Head of Finance Division and then Head of the Audit Division of China General Design Institute for Non-ferrous Metals, a Deputy General Manager of Beijing Enfei Tech-industry Group, Head of the Accounting Division of the Finance Department and a Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation, a manager of the Asset and Finance of the Listing Office of Chinalco and Head of the Fund Division of the Finance Department of Chinalco and a manager of the Comprehensive Division of the Finance Department of the Company.

Other Senior Management Personnel

Liu Xiangmin, 45, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Liu graduated from Central South Institute of Mining majoring in non-ferrous metal science and also obtained a Doctorate degree in Metallurgy Engineering. He is a professor-grade senior engineer and has extensive professional experience in the fields of non-ferrous metals metallurgy and corporate management. Mr. Liu previously served as a Deputy Head and then Head of the Alumina branch of Zhongzhou Aluminum Plant, a Deputy Head of Zhongzhou Aluminum Plant, and the General Manager of Zhongzhou Branch of the Company.

Ding Haiyan, 49, is a Vice President of the Company and has been employed by Chalco since 2001. As a holder of a Master's degree in Labor Economics and a Doctorate candidate, Mr. Ding is a senior economist with extensive experience in labor, wages, insurance, merger and acquisition of enterprises and capital operation. He once served as a Director of Labor Wage Division and Deputy Director of the Bureau of Labor and Insurance of China Non-ferrous Metals Industry Corporation, Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as a Manager of the Department of Asset Management, a Deputy Director of the Listing Office and Assistant to president of Chinalco, and an Executive Director and the Secretary of the Board of the Company.

Liu Qiang, 43, is the Secretary to the Board and has been employed by the Company since 2001. Ms. Liu holds a Master's degree in English literature and is a deputy senior translator. She has extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market. Ms. Liu formerly served as the Finance Manager of the Australian branch of, and Business Manager of the Aluminum Business Division of, China National Non-Ferrous Metals Import and Export Corporation; a senior analyst for the Aluminum Industry and Market in the Information Division of China National Non-Ferrous Metals Trading Group; a senior analyst for the Aluminum Industry and Market in the Information Division of China National Metals and Minerals Import and Export Corporation; and a Deputy Manager of the Import and Export Division of Chalco Trading.

Chairman's Statement



Mr. Xiao Yaqing

Chairman of the Board and
Chief Executive Officer

Dear Shareholders,

I am pleased to present the annual report of the Group for the year ended December 31, 2006 for shareholders' review. On behalf of the Board of the Company and all employees, I would like to express my gratitude to all our shareholders for their support of the Company.

Financial Results

The consolidated revenue of the Group for 2006 amounted to RMB61,896 million, representing a year-on-year increase of 63.63%. The consolidated net profit attributable to the equity holders of the Company for the year was RMB11,745 million, representing a year-on-year increase of 67.26%. Earnings per share for profit attributable to the equity holders of the Company was RMB1.03, representing a year-on-year increase of 60.93%.

Dividend

The Directors declared an interim dividend of RMB0.188 per share, totalling RMB2,190,177,000, which was paid on October 31, 2006.

Given the pending A share listing by the Company and the acquisitions of Shandong Aluminum and Lanzhou Aluminum by the Company, the Company will after completion of the proposed A share listing and the acquisitions of Shandong *Aluminum and Lanzhou* Aluminum declare the final dividend for the year 2006, which, based on 35% of the Company's profit after tax and after deducting the interim dividend paid, would amount to a distributable profit of approximately RMB1,482,633,000. Such dividend, when declared, will be distributed to the new and existing shareholders of the Company. Due to the same reason, both Shandong Aluminum and Lanzhou Aluminum have not declared final dividend for the year 2006 and their retained earnings and reserves are distributable to the Company after the completion of the acquisitions.

Product Market Reviews

The price of aluminum, as an important raw material, is increasingly tied to the global economic changes and changes to the PRC macro-economy. The stable growth of the western developed economies and the steady economic growth of the PRC have a significant impact on the aluminum market.

Primary Aluminum Market

Year 2006 saw a steady and rapid growth in the US, Europe, Japan and other western economies. As driven by the continual growth of funds, consumption demand and energy shortage, the international aluminum price has stayed at a high level. In year 2006, the lowest price of three-month primary aluminum futures on London Metals Exchange ("LME") was approximately US$2,220 per tonne, the highest price was US$3,310 per tonne and the average price was US$2,591 per tonne, a year-on-year increase of 36.4%. In the PRC, despite the further increase of aluminum export tax to 15% on November 1, 2006, the aluminum price in the PRC market maintained at a high level due to the hiking aluminum price in the international market and the booming aluminum consumption from the robust PRC national economy. The highest, lowest and average price of three-month aluminum futures on the Shanghai Futures Exchange ("SHFE") was RMB24,520 per tonne, RMB18,130 per tonne and RMB20,136 per tonne, respectively, representing a year-on-year increase of 19.5%.

The global output of primary aluminum for 2006 was approximately 33.97 million tonnes, representing a year-on-year increase of 6.4%. The PRC's primary aluminum output continued a rapid growth to approximately 9.35 million tonnes, representing a year-on-year increase of 19.7%. The global aluminum consumption was 34.33 million tonnes, representing a year-on-year increase of 7.7%. The continual rapid growth of the PRC's economy boosted the fast growth of aluminum consumption in a wide range of industries including construction, transportation, packaging, aviation and aerospace. Accordingly, the domestic aluminum consumption for 2006 was approximately 8.67 million tonnes, representing a year-on-year increase of 22.6%.

Trend of 3-month aluminum futures price on SHFE and LMF


US$/lbs
1.2
1.0
0.8
0.6
LME
SHFE
2001
2002
2003
2004
2005
2006

Alumina Market

The CIF price of alumina imported to China from overseas reached a record high of US$650 per tonne in June 2006. Affected by the rapid expansion in the PRC's new alumina production capacity and output, the international spot price began to weaken from August and bottomed at approximately US$200 per tonne in November, representing a significant decrease of 69% from the peak. The yearly average price was US$445 per tonne, still representing a year-on-year increase of 20.3%. The highest and lowest spot price of domestic alumina was RMB6,500 per tonne and RMB2,300 per tonne respectively. The yearly average selling price of the Group's alumina was RMB4,107 per tonne, representing a year-on-year increase of 7.4%.

The global output of alumina for 2006 was approximately 68.58 million tonnes, representing a year-on-year increase of 12.0%. The global alumina consumption continued its fast momentum to approximately 66.40 million tonnes, representing a year-on-year increase of 6.4%. Due to the significant expansion of the PRC's new alumina production capacity, domestic supply of alumina in 2006 increased, thereby relieving procurement pressure of the international spot market. Domestic output of alumina reached approximately 13.70 million tonnes, representing a year-on-year increase of 61%, while its demand reached approximately 19 million tonnes, representing a further year-on-year increase of 14.3%. In 2006, the imported alumina amounted to approximately 6.91 million tonnes, representing a year-on-year decrease of 1.6%.

Business Review

In 2006, the Group accurately assessed the market trends and seized strategic opportunities to make timely adjustment to its product mix. The Group consolidated its core competitiveness by scientifically improving its sustainable growth capability and has recorded a steady growth both in production volume and profit.



Enhanced overall competitiveness. By actively analyzing and assessing the product market trends and by focusing on strategic planning and execution, the Group has through capital operation adequately taken advantage of the strategic market opportunities, and the Group's total assets reached RMB78 billion. The principal operations of the Company have rapidly expanded and its financial indicators have further improved, advancing further the overall competitiveness of the Group.

Through merger and acquisition of aluminum assets, the Group expanded its primary aluminum production capacity from 1.50 million tonnes at the end of 2005 to 2.47 million tonnes at the end of 2006, inclusive of the 160,000 tonnes total annual production capacity of Lanzhou Aluminum and the 272,000 tonnes total annual production capacity of Jiaozuo Wanfang in which the Group owns equity interest of 28% and 29%, respectively. By further improving the production chain of alumina and aluminum, the intra-group utilization ratio of alumina was increased to approximately 40% for 2006 from approximately 26% for 2005, thereby strengthening the market risks resistance of the Group. During 2006, the Group acquired and established the following primary aluminum subsidiaries and associates:

Name of subsidiaries and associates	Production capacity *(tonnes)*	% shareholdings held by the Company	Date of acquisition
Shanxi Huasheng	220,000	51%	March 2006
Fushun Aluminum	140,000	100%	March 2006
Shandong Huayu	100,000	55%	July 2006
Zunyi Aluminum	110,000	61.3%	July 2006
Gansu Hualu	127,000	51%	September 2006
Jiaozuo Wanfang	272,000	29%	September 2006
Total	969,000		

In May 2006, the Company, by successfully completed a placement of 600,000,000 new H shares, raised total net proceeds of approximately RMB4.39 billion, which provided further funds to enable the Group to achieve its development goals.

In May 2006, the Company successfully issued short-term bonds with a par value of RMB100 each in the PRC, bearing a coupon interest rate of 3.13% and a maturity period of 1 year, for a total principal amount of RMB3 billion in the domestic market. The total net proceeds raised by the issue were approximately RMB2,988 million. In December 2006, the Company successfully issued short-term bonds with a total principal amount of RMB 2 billion at a par value of RMB100 each in the PRC, bearing an effective interest rate of 3.44% (excluding other expenses) and a maturity period of 1 year, for net proceeds of approximately RMB1,925 million.

Record highs for major products' output. The Group implemented standardized quantitative management to improve its production foreseeability and controllability. The major products output of the Group maintained a steady growth, due mainly to timely adjustments of the production organization strategy according to market changes, which further improved the modes of production management and shortened the commencement time for production of a project. In 2006, the Group's production volume of alumina amounted to 8.83 million tonnes, representing a year-on-



year increase of 23%. The production volume of alumina chemicals was 1.1 million tonnes, representing a year-on-year increase of 17%. The production volume of primary aluminum products amounted to 1.93 million tonnes (inclusive of 170,000 tonnes being the total annual production volume of Lanzhou Aluminum and 70,000 tonnes being the total annual production volume of Jiaozuo Wanfang), representing a year-on-year of increase 84%.

Expedite overseas expansions. The *Group has established* its modes for overseas investment and management and the overseas projects are in smooth progress.

Aurukun project in Australia. On September 15, 2006, the Group, through its own efforts, was selected as the preferred developer of the Aurukun project. The Group is the first PRC enterprise ever to obtain large-scale bauxite resources in a western developed country by virtue of its own comprehensive capabilities in technologies, management and investment. Currently, the Group's working team is negotiating with the Queensland government and the aborigines and the Group expects to sign the Aurukun project development agreement with the Queensland Government to obtain the mining rights development license for Aurukun bauxite project, as well as to enter into the land use agreement with the aborigines by the end of March 2007. From then on, the feasibility study is expected to commence.

Dak Nong project in Vietnam. In 2006, through close cooperation with Vietnam National Coal Corporation, the Group made a number of preliminary preparations relating to the project, which included completing the plant site investigation and ore washing testings, as well as finalizing the amendments to the preliminary feasibility study, which has since been submitted. On November 16, 2006, the parties entered into a cooperation agreement regarding the Dak Nong Project, representing a significant phase of its development. The Group expects to complete the feasibility study report of the project and to obtain the approval in August 2007, and aims to complete the final negotiation of the joint venture agreement in the third quarter of 2007 and to obtain the approval of the PRC and Vietnam governments before the end of 2007.

Guinea bauxite exploring project. Since 2006, the Group has made various preliminary preparations for the bauxite exploring project in Guinea, including field investigation by expert team, preparing the bauxite registered area exploration, design proposal for proposing the overall planning exploration arrangement, and formally submitting the exploration plan to the Ministry of Mines of Guinea. Currently, related work has been commenced.

Brazil project. Since 2006, the Group has been discussing and negotiating on the contents of the feasibility study and the product market of the joint venture with Companhia Vale do Rio Doce ("CVRD").

Strengthened control on resources. With strengthened control on resources, the Group established and improved its resource protection system by focusing on the exploration, development, supply and management of bauxite resources. In 2006, by expanding acquisition of bauxite resource rights, the Group's bauxite resources have increased by 118 million tonnes. Through mine renovation and construction, the Group's own production of bauxite increased by 38% as compared with the same period last year. Additionally, the Group duly adjusted its bauxite source structure in order to further rationalize it mining resources supply structure. The Group also centralized the management of all mines under the Company's mining branch, thereby forming a an integrated resource acquisition mechanism.

Development of recycling economy and conservation of resources. The Group has set up development goals and implemention policy for recycling and conservation of resources to build up itself as a resource conservation enterprise. In 2006, the Group has further improved its technical and economic indicators by realizing energy saving equivalent to 1,200,000 tonnes of normal coal over the year. The Group also increased the water recycling rate by increasing the re-utilization rate of water resources.

Accelerated technological innovation. By accelerating the building up of technological platforms and strengthening of R&D and technical innovation as well as their integrating effects, the Group has realized industrialization of its innovative proprietary results. In 2006, the Group accomplished the development and industrial applications of three key technologies special projects and promoted the applications of eight industrialization projects. It further strengthened the intellectual property management and protection by making a total of 204 patent applications during the year. The Group was recognized as an innovative enterprise in the first batch of national innovative enterprises and a model enterprise in the first batch of national intellectual property model enterprises.

Breakthroughs in information technology. The Company has strengthened the fundamental management of its information technology, set up the flow standards and systems on information technology management and is procedurally building up a completed scientific management system. In 2006, through implementation of Phase One of the ERP project and the clarification, design and standardization of each workflow, the information system of the Company is now more suitable for the Company's development. The network link of Phase One of the Company's ERP project has realized the independent operation of the SAP system, which provided a unified information technology platform for the centralized management of the Company.

Effective improvements in management. The Group attached importance to the improvement of overall management, especially the management of production and operation, investment, finance and risk control, to boost its comprehensive strengths.

– It put efforts to promote standardized quantitative management by focusing on standardized quantification inspections, building up an economical operation mode for anticipated equipment maintenance to improve production and operating efficiency.

- It optimized its investment structure, which advanced the Group's development and strengthened the Company's control over the construction of key projects. The Company enhanced its project investment by strengthening the evaluation process and project supervision.

- It implemented a centralized financial management system through vertical integration, realizing a comprehensive budget management and effective risk control.

- It enhanced its awareness of operational risks and responsibility by establishing risk prevention and assessment systems in accordance with Section 404 of U.S. Sarbanes-Oxley Act and standard management requirements.

Enhanced corporate social responsibility. The Group efficiently operated a healthy and safe environment management system and continued to improve the performance of such system in order to repay the shareholders and the society by providing a healthy and safe working environment to its employees. The Group emphasized the promotion of the Group's corporate culture by cultivating a consensus on corporate growth and corporate social responsibility among its staff. During the year, the Group made a donation of more than RMB8.98 million to distressed areas, the Poverty Relief Project and primary schools under the Hope Project. A responsible corporate image came into the spotlight when the staff offered to make their contributions to the society on the Group's fifth anniversary. The Group was selected as one of the enterprises that have most social responsibility of 2006 in the Survey of Corporate Social Responsibility of China.

Business Prospect

After over five years' growth, the Group has greatly enhanced its comprehensive strengths, influence, control and leading position in the industry as well as its core competitiveness and risk control capability.

Looking into 2007, it is expected that the increasing aluminum consumption, a result of the robust global and the PRC's economies, will bring further rooms for development to the Group. However, there are also existing challenges such as the uncertain factors in product prices, the aggravated cost pressure from the rising prices of major raw materials, and intensifying market competition due to the rapidly expanding alumina production capacity.

In 2007, by focusing on production and operation, capital operation, technological innovation, cost and consumption reduction, safety and stability, the Group will seize development opportunities, promote stable operations and steady development and develop the Company into a more powerful, outstanding and more harmonious enterprise. Specifically, the major goals of the Group are as follows:

1. To enhance its global competitiveness and risk resistance, the Group will continue to consolidate, merge and acquire suitable aluminum enterprises to expand its production capacity, refine product structure and further improve and extend the production chain. Meanwhile, the Group aims at strengthening the overall competitiveness by integrating and upgrading the management mode and rules of the newly acquired enterprises, and thereby enhancing the management level.

2. The Company will duly implement the listing of its A shares and complete the share reforms, while seeking new financing channels and platforms including issuance of corporate bonds, in order to pave the way for the Group's future development.

3. The Group will accelerate the construction of key projects, such as the three alumina expansion projects of 800,000-tonne in Guangxi, Zunyi Aluminum and Chongqing, the 400,000-tonne alumina expansion project in Guizhou and the 1,600,000-tonne alumina expansion project in Guangxi Huayin. The Group will continue to expand production capacity in Lanzhou Aluminum, Fushun Aluminum and Jiaozuo Wanfang.

4. The Group will press ahead its corporate resources strategy by focusing on acquisition and control of resources. It will strengthen cooperation, give weight to key projects and expand its share of resources. Meanwhile, it will broaden the range of resources exploration and supply and put more efforts in the investment and construction of the mines.

5. The Group will take advantage of the centralized management and integrated operation to control sourcing costs, cut down marketing and financial expenses and improve working capital efficiency. The Group will improve its cost indicator system through comprehensive analysis and control of the cost structure from all aspects of its operation including all employees and all aspects of the whole process.

6. The Group will actively promote resources recycling by strategically position resources conservation and environmental protection. It will seek new breakthroughs in the reduction of resources consumption and energy conservation in order to raise its resource recovery and utilization rates.

7. The Group will optimize the internal allocation of technological resources for effective technology sharing, and facilitate the industrialization and utilization of research achievements so as to convert its technological strengths into economic and competitive advantages.

8. The Group will value strategy on human resources and strengthen the training of its management personnel and employees with a view to improving their skills and abilities.

In 2007, the Board will do its utmost to achieve these goals as a return to our shareholders.

Xiao Yaqing
Chairman and Chief Executive Officer

Beijing, the PRC
March 10, 2007

Corporate Governance Practices

The Company is committed to sound corporate governance. The Board has reviewed its corporate governance documents and is of the view that other than Code A.2.1, such documents have incorporated the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules.

Code A.2.1 of the CG Code requires that the roles of chairman and chief executive officer should be two separate roles and should not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman of the Board as well as the Chief Executive Officer of the Company. Despite such deviation, the Directors are of the opinion that this arrangement is for the benefit of the long term development of the Company and would better coordinate the Board and the executive management.

The Directors believe that the Articles of Association, the scope of responsibilities of the Audit Committee, the scope of responsibilities of the Supervisory Committee and the codes on securities dealings by directors and certain relevant employees, which constitute the basis for the regular codes on corporate governance of the Company, have covered the principles and the code provisions of the Code on Corporate Governance Practice as set out in Appendix 14 to the Hong Kong Listing Rules. In respect of the following areas, our internal corporate governance documents are more stringent than the Code on Corporate Governance Practices:

1. In addition to the Audit Committee and Remuneration and Nomination Committee, the Company has also established a Planning and Development Committee and Disclosure Committee.



2. All members of the audit committee are Independent Non-executive Directors, of whom Mr. Poon Yiu Kin, Samuel, the Chairman of the committee, holds the relevant professional qualification or professional knowledge related to accounting or financial management.

Securities Transactions of the Directors, Supervisors & Relevant Employees

The Board has formulated written guidelines on securities transactions by the Directors , Supervisors and relevant employees of the Company which are on terms no less than the required standard set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules. Following a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed that they have fully complied with the required standards set out in the guidelines.

The Board

The second session of the Board consists of nine Directors, with four Executive Directors, namely Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Zhang Chengzhong, two Non-executive Directors, namely Mr. Shi Chungui and Mr. Joseph C. Muscari, and three Independent Non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi. Mr. Xiao Yaqing is Chairman and Chief Executive Officer ("CEO"). Due to job re-allocation, Mr. Xiong Weiping resigned from his office as an Executive Director of the Company on August 23, 2006. Mr. Zhang Chengzhong was appointed as an Executive Director of the Company to replace Mr. Xiong Weiping at the Extraordinary General Meeting on October 13, 2006. After due enquiry, the Board considered Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi to be independent pursuant to the guidelines set out in Rule 3.13 of the Hong Kong Listing Rules. The term of office for all Directors of the second session of the Board will expire at the conclusion of the Annual General Meeting of the Company for financial year 2006.

Each Director of the Board will act in the interests of the shareholders, and uses his best endeavors to perform the duties and obligations as a director in accordance with all the applicable laws and regulations. Duties of the Board include: deciding on the Company's business plan and investment scheme, preparing the Company's profit distribution and loss recovery proposals, formulating the Company's capital operation proposals, and implementing resolutions approved at Shareholders' meetings etc.

The Chairman of the Board is responsible for ensuring that the Directors perform their duties and obligations and maintaining effective operation of the Board as well as ensuring discussion of all material matters on a timely basis. The Chairman has conducted interviews individually with each of the Non-executive Directors to understand their opinions and advice on the operation of the Company and the duties of the Board.

The Secretarial Office of the Board offers comprehensive services to the Directors and provides all the directors with sufficient information relating to the Company on a timely basis in order to enhance their understanding of the Company. It also effectively maintains communications with shareholders to ensure that the views of the shareholders will reach the Board.

The Company has appointed a sufficient number of Independent Non-executive Directors with suitable professional qualifications, such as expertise in accounting or financial management, in accordance with the requirements of the Hong Kong Listing Rules. The Company's three Independent Non-executive Directors are independent of the Company. They are professionals with extensive experience in the respective fields of finance, resources and metallurgy. They have provided the Company with professional advice with respect to the steady operation and development of the Company. They have also provided supervision in safeguarding and coordinating the interests of the Company and its shareholders.

Other than their working relationships with the Company, none of the Directors, Supervisors or the senior management has any financial, business or family relationships or any relationships in other material aspects with each other.

Other than the service contract entered into by each of them, none of the Directors or the Supervisors has any personal and substantive interest, direct or indirect, in the material contracts entered into by the Company or any of its subsidiaries during 2006.

In 2006, the Company held four regular Board meetings, with an average participation rate of 86.12%, in which, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Zhang Chengzhong, Mr. Shi Chungui and Mr. Poon Yiu Kin, Samuel, each had 4 participations. Mr. Xiao Yaqing, Mr. Wang Dianzuo and Mr. Kang Yi each had 3 participations, and Mr. Joseph C. Muscari had 2 participations. Details of the meetings are recorded by a designated officer, and all proposals approved in each meeting are passed as resolutions of the Board, which are recorded and stored electronically in accordance with relevant laws and regulations. The principal activities of the Board in 2006 were as follows:

- Review of the Company's annual business plan and budget;
- Review of the Company's annual and interim results;
- Review of annual profit distribution and final dividend distribution proposals;
- Review of significant investments and merger/acquisition projects;
- Review of the Company's remuneration scheme for Directors, Supervisors and senior management etc.

The schedule of the half-year and annual Board Meeting and the major agendas were confirmed in the previous year to ensure all Directors have the opportunity to propose the matters to be discussed at the meetings. Each board meeting will be notified fourteen days before convening the meeting and the resolutions will be provided to the Directors ten days prior to the meeting, which gives them sufficient time to review the resolutions.

The Board attached great importance to the changes of the external environment. In 2006, the Company seized market opportunities and completed the adjustment to its development strategies, maintaining steady earnings against the market risk of alumina price downturn.

The total remuneration, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2006 amounted to RMB5,813,000. Independent Non-executive Directors are only entitled to receive director's fees but not other salaries or remuneration.

The remuneration of each Director for the year was as follows:

Xiao Yaqing: RMB1,395,000 (payment of a discretionary bonus of RMB622,000 is not paid during the current period);

Xiong Weiping: RMB781,000 (payment of a discretionary bonus of RMB346,000 is not paid during the current period);

Luo Jianchuan: RMB925,000 (payment of a discretionary bonus of RMB351,000 is not paid during the current period);

Chen Jihua: RMB807,000 (payment of a discretionary bonus of RMB282,000 is not paid during the current period);

Zhang Chengzhong: RMB807,700 (payment of a discretionary bonus of RMB282,000 is not paid during the current period);

Shi Chungui: RMB150,000;

Joseph C. Muscari: RMB150,000;

Wang Dianzuo: RMB266,000;

Kang Yi: RMB266,000;

Poon Yiu Kin, Samuel: RMB266,000.

As of December 31, 2006, no stock appreciation rights had been granted under the Stock Appreciation Rights Plan adopted by the Company.

Audit Committee

An Audit Committee has been established under the Board. The Audit Committee's duties are mainly to review the Company's financial reports, consider the appointment of independent auditors and approve audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

The Committee comprised three Independent Non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi. Mr. Poon is the Chairman of the Committee.

The Audit Committee shall annually hold at least two meetings to review the accounting policies, internal control and the relevant financial issues and connected transactions of the Group, so as to ensure completeness, fairness and accuracy of the Company's financial statements and other relevant information. In 2006, the Audit Committee held four meetings with an average participation rate of 83% based on the current three members, of which, Mr. Poon Yiu Kin, Samuel attended four times, and both Mr. Wang Dianzuo and Mr. Kang Yi attended three times.

In 2006, the Audit Committee reviewed the Company's annual and interim financial reports, considered the reports concerning the Company's internal control, and submitted its audit reports and related advice to the Board. Details of the meetings are recorded by a designated officer, and all resolutions passed at each meeting are recorded and stored electronically in accordance with relevant rules.

Remuneration and Nomination Committee

A Remuneration and Nomination Committee has been established under the Board. Duties of the Remuneration and Nomination Committee include review of the Company's remuneration policy, assessment of the performance of the Directors and senior management and nomination of candidates for appointment as Executive Directors for the next session of the Board. The Committee regularly reviews the structure, number of Board members and the duties of Directors.

The Committee consisted of two Executive Directors, namely Mr. Xiao Yaqing, Mr. Xiong Weiping and three Independent Non-executive Directors, Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo, and Mr. Kang Yi. Due to his appointment to another enterprise, Mr. Xiong Weiping resigned as an Executive Director and as a member of the Committee with effect from August 23, 2006. Mr. Xiao Yaqing now serves as Chairman of the Committee. The Committee convened three meetings in 2006, mainly focusing on the following tasks:

- preparation of the remuneration policies for Directors and senior management;
- approval of the terms of the service contracts of Directors;
- assessment of the achievement and performance of Executive Directors and senior management;
- nomination of candidates of Executive Director for the new Board.

All the members of the Committee, namely Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi, had attended the three meetings.

Details of the meetings were recorded by a designated officer, and all proposals resolved in each meeting are filed and stored electronically in accordance with the relevant laws and regulations.

Planning and Development Committee

A Planning and Development Committee has also been established under the Board. The Committee consists of Executive Directors, Mr. Xiong Weiping and Mr. Luo Jianchuan, and Independent Non-executive Director, Mr. Wang Dianzuo. Mr. Wang Dianzuo is Chairman of the Committee and Mr. Xiong Weiping resigned as member of the Committee in August 2006. Duties of the Committee include review and evaluation of the Company's development, financial budget, investment, business operation and strategic plan of annual investment returns. The Planning and Development Committee has operated under its codes on procedures.

Supervisory Committee

The Supervisory Committee of the Company consists of three members, with one supervisor being elected from the staff as a representative of the employees. The Supervisory Committee is responsible for supervision of the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legal interests of shareholders, the Company and its staff. In 2006, the Supervisory Committee took initiatives by convening two meetings, at which the Committee reviewed the Company's financial position and legal compliance of corporate operations as well as work performance of the senior management.

Information Disclosure and Disclosure Committee

Great importance has been attached by the Company to the information disclosure on an accurate, timely, fair, just and transparent basis in compliance with the disclosure requirements of the Hong Kong Listing Rules. In 2006, the Company made some changes to the members of the Disclosure Committee, and the risk and internal controls have been enhanced. All discloseable information (including annual and interim results) shall be subject to the approval of the Company's Disclosure Committee with the CEO as its Chairman. For the purpose of disclosure of financial statements and the related information, the Chief Financial Officer shall ensure that the Company's results and financial position have been reflected on a true and fair basis under the relevant accounting principles and requirements.

Shareholders Meeting and Investor Relationships

Shareholders' meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. In 2006, the Company convened two general meetings respectively on May 10 and October 13 in the Meeting Room, 15/F, Block B, Tongtai Building, No. 33, Finance Street, Xicheng District, Beijing and the Conference Room of the Company, No.62 North Xizhimen Street, Beijing, respectively. The meetings mainly reviewed and approved the following:

- the Report of the Directors, Report of Supervisory Committee and Consolidated Financial Report for 2005;
- the profit distribution and final dividend distribution proposals for 2005;
- the remuneration proposal of 2006 for the Company's Directors and Supervisors;
- amendment of the Articles of Association of the Company;
- Interim dividend distribution proposals for 2006;
- changes to members of the Board and the supervisors; and
- issuance of short-term bonds.

On the whole, all resolutions were approved with an average rate of 99.5%.

The Chairman of the Board chaired such general meetings and explained to the shareholders the procedures for voting before the shareholders voted on each resolution. Some Directors also attended the General Meetings. Members of Audit Committee and Renumeration and Nomination Committee had been informed to attend the meetings as observers.

The Company has established a designated department for investor relations, which is responsible for matters concerning investor relations and has formulated the "Investor Relations Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, individual interviews, meetings and investors' visits to the Company, thereby further increasing investors' recognition of the Company. In 2006, the Company arranged designated senior management to visit investors in two global roadshows, arranged six corporate visits for investors, arranged more than sixty visits to the Company by investors, and participated in twenty investors' meetings arranged by investment banks. In addition, our investor relationships department is also responsible for answering investors' enquiries and replying mails on a timely basis.

As at December 31, 2006, the market capitalization of the Company's shares was RMB83,500 million. For details of classes of shareholders and the total shareholding, please refer to page 45.

Qualified Accountant

In accordance with the waiver granted by the Stock Exchange of Hong Kong from strict compliance with Rule 3.24 of Hong Kong Listing Rules concerning the appointment of a qualified accountant of the Company, the Company has appointed Mr. Wang Jianhui (an associate member of the Association of Chartered Certified Accountants and a certified accountant of the Chinese Institute of Certified Public Accountants) to assist Mr. Chen Jihua in the discharge of his responsibilities as the Qualified Accountant under the Hong Kong Listing Rules.

Corporate Management and Internal Control

The Company convenes periodic Working Committee Meetings, which are be chaired by the CEO and attended by the senior management, and President Meetings, which are chaired by the President or a Vice President and attended by the senior management, including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues are considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convenes a work group meeting once every six months in order to review the operational performance of the Company in the previous six months and to make decisions on the operations for the following six months. The meetings have facilitated coordination, communication and implementation of the Company's various operations.

The Board and the senior management attached much importance to the establishment and improvement of the internal control system. The Company has set up a special panel and a project management committee. In 2006, the Company continued to establish its all-round system and improve its corporate internal control system in accordance with section 404 of the U.S. Sarbanes-Oxley Act and has basically put the system into full operation.

In 2006, the Directors have finished the reviews on financial control, operation control, compliance control and risk management functions. To enhance internal control and reduce risks, the management adopted a series of measures. These include reviews on the control system at the Company level, the overall information system level and the workflow level, as well as a series of measures which are designed to establish and evaluate an effective internal control system including identification of risk points, revision and improvement of internal control system and operating system in workflows, and testing and verification of the execution effectiveness of the internal control system. On the market front, the Company has improved its procurement and sales management system to avoid market risks, while each segment of management has been strengthened. On risk management, the Company has established a set of systematic risk evaluation and management framework, allowing the identification, evaluation and management of a diverse range of internal and external risks and thus minimizing the exposure to risks. On financial control, the Company has established and implemented an overall budget management system to unify its accounting system and centralize its capital management and allocation and management reports are prepared to the Board for its review on the effectiveness of the internal control system.

The Company attaches much importance to the establishment and continual improvement of the information system in order to enhance work efficiency.

Auditor's remuneration

PricewaterhouseCoopers has been reappointed as the Company's independent auditor at the last Annual General Meeting for a term ended on the date of the next Annual General Meeting.

A remuneration of RMB30,000,000 was paid to PricewaterhouseCoopers for the provision of an integrated audit of the Company's consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting, and of the effectiveness of internal control over financial reporting. A remuneration of RMB4,253,000 and RMB781,000 was paid to PricewaterhouseCoopers for provision of audit related and non-audit related services to the Company, respectively.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its Listing Rules, New York Stock Exchange ("NYSE") imposes a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign private issuers to follow their respective "home country" practice and waivers for compliance with corporate governance standards. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company has compared the material corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

A majority of Independent Directors

NYSE requires that the board of a listed company must comprise a majority of Independent Directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three Independent Directors and six directors which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors.

Compensation Committee and Nomination Committees

NYSE requires a listed company to establish a Compensation Committee and a Nomination committee comprising only Independent Directors. Each committee shall have a written charter that addresses the committee's purposes and responsibilities. The Compensation Committee is responsible to (i) review CEO's compensation and evaluate the CEO's performance; and (ii) make recommendations to the board with respect to non-CEO officers' compensation and other incentive-compensation plans. The Nomination Committee is responsible to evaluate and select candidates of Directors for the next session of the Board and recommend them in the general meeting. Both committees shall be appraised annually to ensure their effectiveness.

The Company has established a Remuneration and Nomination Committee under the Board, which is responsible for the foregoing corporate governance functions. Please refer to the above section of Remuneration and Nomination Committee on page 25. The Company believes that the current Committee complies with the common corporate governance requirements in the PRC and can function effectively.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of Independent Directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (I) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (II) supervising the operation of the Board and the management.

The Corporate Governance Committee shall also be subject to evaluation annually. Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.

Management's Discussion and Analysis of Financial Condition and Results of Operations



Mr. Xiao Yaqing
Chairman of the Board and
Chief Executive Officer



Mr. Luo Jianchuan
Executive Director and
Senior Vice President



Mr. Chen Jihua
Executive Director,
Vice President and
Chief Financial Officer

The following discussion and analysis should be read in conjunction with our consolidated financial statements together with the accompanying notes, included elsewhere in this annual report.

Overview

The Group is engaged principally in alumina refining and primary aluminum smelting operations. The Group organizes and manages its operations according to the following business segments:

- Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina (including alumina hydrate and alumina chemicals) and gallium.

- Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power smelting alumina to produce primary aluminum and selling substantially all primary aluminum products to external customers. In addition, this segment includes production and sales of carbon products and small amount of aluminum-fabricated products.

- Corporate and other services segment, which includes the headquarters' operations, research conducted by the Group's research institutes and provision of the Group's research and development services to third parties.



Mr. Zhang Chengzhong
Executive Director and
Vice President



Mr. Liu Xiangmin
Vice President



Mr. Ding Haiyan
Vice President

Results of Operations

The Group's net profit attributable to the equity holders of the Company amounted to RMB11,745 million for the year ended December 31, 2006, representing a year-on-year increase of RMB4,723 million and an increase by 67.26% from the previous year's net profit attributable to the equity holders of the Company of RMB7,022 million.

Revenues

The Group's total revenue increased by RMB24,070 million from RMB37,826 million for the year 2005 to RMB61,896 million for the year 2006, representing an increase of 63.63%. The increase was primarily due to the increase in sales volume and selling prices of the Group's principal products, alumina and primary aluminum.

The Group's external sales volume of primary aluminum reached 1,823,100 tonnes, representing an increase of 918,100 tonnes or 101.44% from 905,000 tonnes of 2005. The growth was primarily attributable to the increase of production volume of primary aluminum resulting from commencement of production of the aluminum production line of Guizhou branch and the aluminum project of Shanxi-Huaze, acquisition and establishment of subsidiaries, improvement technological renovation of other production lines and the increase in trade sales. The increase of sales volume of primary aluminum contributed to an increase of RMB13,213 million in the revenue.

The external sales volume of alumina increased from 6,420,400 tonnes in 2005 (inclusive of trade volumes of 1,055,400 tonnes) to 6,799,400 tonnes in 2006 (inclusive of trade volumes of 1,183,700 tonnes), representing an increase of 379,000 tonnes or 5.9%. The increase was mainly attributable to the increase of output from the overall operation of production of the 800,000 tonnes alumina phase III production line in Shanxi, and the 700,000 tonnes alumina production line in Henan during 2006. The increase of the external sales volume of alumina contributed to an increase of RMB1,266 million in the revenue.

In 2006, due to the effect of the increase in the market price of primary aluminum, the Group's average external selling price of primary aluminum products reached RMB17,492 per tonne (excluding tax, hereinafter), representing an increase of RMB3,100 per tonne or 21.53% from RMB14,392 per tonne for the corresponding period, which contributed to an increase of RMB5,652 million in the revenue.

In 2006, the Group's average external selling price of alumina products reached RMB3,609 per tonne, representing an increase of RMB268 per tonne (or 8.02%) from RMB3,341 per tonne for the corresponding period, which contributed to an increase of RMB1,830 million in the revenue.

In 2006, the sales of chemical alumina and other products increased by approximately RMB2 billion from the previous year.

Cost of Sales

The Group's total cost of sales increased by RMB16,351 million or representing an increase of 64% from RMB25,543 million in 2005 to RMB41,894 million in 2006. The increase was mainly attributable to the growth in external sales volume and the increased unit cost of sales of alumina.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB238 million from RMB720 million in 2005 to RMB958 million in 2006, representing an increase of 33.05%, which was primarily attributable to the increase in transportation fee, loading fee and packing fee due to the growth of sales volume of primary aluminum.


1%
46%
53%
Primary Aluminum
Alumina
Others

General and Administrative Expenses

General and administrative expenses increased by RMB603 million from RMB1,490 million in 2005 to RMB2,093 million in 2006, representing an increase of 40.46%. The increase was mainly attributable to the increase in expenses of approximately RMB344 million as a result of acquisitions and the establishment of subsidiaries. The related tax charges other than income tax imposed by the PRC tax authorities increased by RMB215 million due to the expanded business generating taxable transactions. The continued efforts to strengthen the internal control system and information system of the Group increased the expenses by approximately RMB44 million.

Research and Development Expenses

In 2006, the Group's cost expenditure for research and development slightly increased by RMB1 million from RMB113 million in 2005 to RMB114 million.

Other Income and Other Gains or losses, net

The Group's other income and other gains or losses, net in 2006 were a gain of RMB565 million, an increase of RMB444 million or 366.94% from a gain of RMB121 million in the previous year. This was attributable to the fact that the Group hedged some of the primary aluminum contracts in the futures market, resulting in an increase of RMB81 million in other revenues. Increase of RMB236 million was mainly due to the recognition of excess of interest in the net fair value of net assets acquired over cost on acquisitions of businesses completed during the year.

Operating Profit

As a result of the foregoing, the Group's operating profit increased by RMB7,321 million from RMB10,081 million in 2005 to RMB17,402 million in 2006, representing an increase of 72.62%. The Group's operating profit as a percentage of sales of goods was 26.65% in 2005 and 28.11% in 2006.

Finance Costs

The Group's finance costs increased by RMB349 million or 96% from RMB367 million in 2005 to RMB716 million in 2006. The increase was primarily attributable to the ceasing of interest capitalization due to the commencement of production of Shanxi Huaze's aluminum smelting and power project, Shanxi alumina project of 800,000 tonnes and Henan alumina project of 700,000 tonnes. This led to an increase of RMB243 million in interest expense, and finance costs of RMB158 million contributed by the entities acquired during the year and exchange losses.

Income Tax Expense

The Group's income tax expense increased by RMB1,899 million or 76.11% from RMB2,495 million in 2005 to RMB4,394 million in 2006, which was mainly attributable to the increased profit of the Group. In 2006, the Group's average tax rate was 26.18%, which was slightly higher than the average tax rate of 25.61% in prior year. The Group's income tax rate is lower than the statutory tax rate of 33.0%. This is mainly because of the preferential tax rate of 15% for the three branches of the Company in Guizhou, Guangxi and Qinghai and Zunyi Aluminum Company Limited, an acquired subsidiary, which are located in the western region of the PRC.

Minority Interest

Minority interest increased by RMB418 million from RMB224 million in 2005 to RMB642 million in 2006, primarily due to the increase in the minority interest as a result of the acquisition of subsidiaries and establishment of joint ventures, and the increase in profits of the Company's subsidiaries.

Net Profit for the Year Attributable to Equity Holders of the Company

As a result of the foregoing, the Group's net profit attributable to equity holders of the Company increased by RMB4,723 million an increase of 67.26% from RMB7,022 million in 2005 to RMB11,745 million in 2006.

Discussion of Segment Operations

Alumina Segment

Sales of Goods

The Group's total sales of goods of the alumina segment increased by RMB9,566 million, representing an increase of 34.1% from RMB28,046 million in 2005 to RM37,612 million in 2006.

Revenues from the external sales of alumina segment in 2006 increased by RMB4,155 million or 18.18% from RMB22,854 million in 2005 to RMB27,009 million in 2006, mainly due to the increase in external sales volume and selling price of the Group's alumina.

Revenues from the sales of alumina to the Group's smelters rose by RMB5,411 million from RMB5,192 million in 2005 to RMB10,603 million in 2006, primarily due to the increased total demand of alumina for production as a result of the increased output of the Group's aluminum.

Operating Profit

The Group's total operating profit of alumina segment increased by RMB3,030 million, or 29.38% from RMB10,312 million in 2005 to RMB13,342 million in 2006.

Primary Aluminum Segment

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB19,129 million or 135.39% from RMB14,128 million in 2005 to RMB33,257 million in 2006, mainly due to the increase of the Group's primary aluminum sales volume and selling price.

Operating Profit

The primary aluminum segment recorded an operating profit of RMB4,476 million in 2006, representing an increase of RMB4,244 million as compared with RMB232 million in 2005.

Corporate and Other Services Segment

The Group's corporate and other services segment reflected the expenses of the Group's corporate segment, research and development services and product sales of the Group's research institute to external customers. This segment recorded an increase in operating loss from RMB48.44 million in 2005 to a loss of RMB54.49 million in 2006.

Working Capital and Liabilities

As of December 31, 2006, the Group's current assets amounted to RMB25,728 million, representing an increase of RMB8,765 million as compared with RMB16,963 million in 2005.

— As of December 31, 2006, the Group's cash and cash equivalents amounted to RMB12,803 million, representing an increase of RMB5,205 million as compared with RMB7,598 million as of December 31, 2005.

— As of December 31, 2006, the Group's inventories amounted to RMB9,036 million, representing an increase of RMB1,801 million as compared with RMB7,235 million as of December 31, 2005. The Group's turnover rate of inventory in 2006 was 5.15, representing an increase of 1.17 as compared with the 3.98 in the previous year. This was resulted from the effective management on inventory.

— The Group's net accounts receivable amounted to RMB2,026 million, representing an increase of RMB1,065 million as compared with RMB961 million as of December 31, 2005. Of the accounts receivable, bills receivable and trade receivables increased by RMB858 million and RMB206 million from RMB712 million and RMB250 million as of December 31, 2005 to RMB1,570 million and RMB456 million respectively. The turnover rate of accounts receivable was basically the same as compared to 8.7 in the previous year.

As of December 31, 2006, the Group's current liabilities amounted to RMB21,561 million, representing an increase of RMB6,623 million as compared with RMB14,938 million at the end of 2005. Of the current liabilities, the total loans increased by RMB1,380 million to RMB5,113 million from RMB3,733 million in 2005; short-term bonds amounted to RMB4,985 million, representing an increase of RMB3,014 million as compared to the corresponding period in 2005; and the account payable, current income taxes payable and other current liabilities increased by RMB238 million, RMB705 million and RMB1,286 million, respectively.

— The Company issued short-term bonds of RMB3 billion at par in May 2006 and short-term bonds of RMB1,933 million with nominal value of RMB2 billion at discount in December 2006 for repayment of certain short-term borrowings and for working capital purposes.

— As a result of the foregoing, the Group's net current assets amounted to RMB4,167 million as of December 31, 2006. This represented an increase of RMB2,142 million as compared to the net current assets of RMB2,025 million as of December 31, 2005.

As of December 31, 2006, the Group's liquidity ratio was 1.19, representing an increase of 0.05 as compared to 1.14 as of December 31, 2005. The quick ratio of the Group was 0.77, representing an increase of 0.12 as compared to the 0.65 in the previous year.

Capital Expenditures, Capital Commitments and Investment Undertakings

In 2006, the Group completed property, plant and equipment investments amounted to RMB8,091 million, which consisted mainly of the investment in Phase III of Guangxi alumina project, 600,000 tonnes Bayer alumina project of Shandong Aluminum, an integrated aluminum project of Shanxi Huaze of 280,000 tonnes, expansion project of 700,000 tonnes of Henan Branch, Guizhou alumina project for energy saving and consumption reduction, and projects on environmental conservation and energy saving.

As of December 31, 2006, the Group's capital commitment of property, plant and equipment amounted to RMB8,200 million, of which those contracted but not provided for amounted to RMB2,167 million and those authorized and not contracted amounted to RMB6,033 million. The Group's external investment undertaking amounted to RMB880 million, mainly attributable to the establishment of Guangxi Huayin alumina project and Zunyi Alumina through joint venture. The Group's investment in construction and upgrade of technology as well as external investment and acquisition improved the Group's capacity and output of alumina and primary aluminum.

The Group's gearing ratio (total borrowings/(total borrowings + total equity - minority interest)) decreased to 29.58% as of December 31, 2006 from 32.05% as of December 31, 2005, representing a decrease of 2.47 percentage points, which was mainly attributable to the H shares placement of the Company and increased profit.

The Group's capital expenses and external investment are mainly financed by operating activities, long-term and short-term loans and additional shares placement. In light of the Group's creditability and various domestic and overseas financing methods, the Group believes that there will be no difficulty in financing capital investments.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of December 31, 2006 amounted to RMB12,802 million, comprising foreign currency deposits of AUD31.95 million, US$30.67 million and HK$9.42 million. Cash and cash equivalents above include RMB3,000 million of time deposits.

Cash Flows from Operating Activities

Cash from operations increased by RMB4,634 million or 53.95% from RMB8,590 million in 2005 to RMB13,224 million in 2006. The increase was primarily the result of the Group's increased profit.

Cash Flows from Investing Activities

Net cash outflow from investing activities in 2006 was RMB10,244 million, increasing by RMB1,423 million compared with RMB8,821 million in 2005. This was mainly due to the increase in capital expenditure of the Group.

Cash Flows from Financing Activities

Net cash outflow from financing activities amounted to RMB775 million in 2006, which was a decrease of RMB2,380 million as compared with an inflow of RMB1,605 million in 2005. This was mainly due to the Group's placement of new H shares for net proceeds of approximately RMB4,390 million, the issuance of short-term bonds for net proceeds of RMB4,913 million, repayment of short-term bonds of RMB2 billion, additional bank loans of RMB2,879 million, bank loan repayments of RMB6,438 million and dividend payments of RMB4,611 million.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi.

Renminbi is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material differences between future exchange rate and current exchange rate or historical exchange rate. The changes in the exchange rate of Renminbi will impact the ability of the Group to carry out operations relating to foreign exchange. Those changes will also impact the ability of the Group to pay dividends in HK dollars and to pay dividends of American Depository Shares in US dollars. The Group believes that it is able and will be able to obtain sufficient foreign exchange to implement the above-mentioned obligations.

Impact of Appreciation of Renminbi

The Group believes that, since the price of domestic alumina is determined with reference to the price of imported alumina, the appreciation of Renminbi will affect prices of the domestic spot market of alumina.

However, the appreciation of Renminbi will not have a significant impact on the Group's operations because the Group's import and export volume and foreign currency loans are minimal in 2006. From the perspective of production costs, the appreciation of Renminbi will, to some extent, decreased the competitiveness of the Group in the international market.

The Board submits the Directors' report together with the audited financial statements for the year ended December 31, 2006.

Principal Activities

The principal activities of the Company and of the Group are the production and sales of alumina and primary aluminum.

Financial Summary

The results of the Group for the year ended December 31, 2006 are set out in the consolidated income statement on page 64. A financial summary of the Group for the last four financial years extracted from the annual reports of the respective years is set out on page 2.

Dividend

The Directors declared an interim dividend of RMB0.188 per share, totalling RMB2,190,177,000, which was paid on October 31, 2006.

Given the pending A share listing by the Company and the acquisitions of Shandong Aluminum and Lanzhou Aluminum by the Company, the Company will after completion of the proposed A share listing and the acquisitions of Shandong Aluminum and Lanzhou Aluminum declare the final dividend for the year 2006, which, based on 35% of the Company's profit after tax and after deducting the interim dividend paid, would amount to a distributable profit of approximately RMB1,482,633,000. Such dividend, when declared, will be distributed to the new and existing shareholders of the Company. Due to the same reason, both Shandong Aluminum and Lanzhou Aluminum have not declared final dividend for the year 2006 and their retained earnings and reserves are distributable to the Company after the completion of the acquisitions.

Share Capital

Details of the share capital of the Company are set out in Note 19(a) to the consolidated financial statements.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on page 65 and Note 19(b) to the consolidated financial statements.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in Note 7 to the consolidated financial statements.

Distributable Reserves

Pursuant to Article 184 of the Company's Articles of Association, where the financial statements prepared in accordance with PRC accounting standards differ from those prepared under accounting principles generally accepted in Hong Kong, distributable reserves for the relevant accounting period shall be deemed to be the lesser of the amounts shown in the two different financial statements. Distributable reserves of the Company (before the 2006 dividends) as of December 31, 2006, calculated based on the above principle, amounted to approximately RMB15,779 million.

Use of Proceeds

As of December 31, 2006, RMB1,104 million of the Company's net proceeds from its new H Share placement in May 2006 was used for capital expenditures.

Designated Deposits and Overdue Time Deposits

As of December 31, 2006, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the year.

Pre-emptive Rights

Under the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to its existing shareholders in proportion to their shareholdings.

Donations

Donations made by the Group during the year amounted to approximately RMB8,979,400.

Litigation and Contingent Liabilities

(a) Litigation

In 2006, Fushun Aluminum, a subsidiary of the Company, was claimed by several banks to be jointly liable for repayment of loans lent by the several banks to a third party and the claims by the banks are for repayment of a total bank loan of RMB971.19 million. In March 2007, Fushun Aluminum was claimed by another bank to be liable to the bank for repayment of bank loans lent by that bank to the third party in the sum of RMB283.68 million. Fushun Aluminum was acquired by the Company from the third party. The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on a fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claim is necessary as of December 31, 2006.

(b) Contingent Liabilities

As of December 31, 2006, the Group has no significant contingent liabilities.

Directors, Supervisors and Senior Management

The Directors and Supervisors during the year were as follows:

Executive Directors

Mr. Xiao Yaqing	
Mr. Xiong Weiping	resigned on August 23, 2006
Mr. Luo Jianchuan	
Mr. Chen Jihua	
Mr. Zhang Chengzhong	appointed on October 13, 2006

Non-executive Directors

Mr. Joseph C. Muscari
Mr. Shi Chungui

Independent Non-Executive Directors

Mr. Poon Yiu Kin, Samuel
Mr. Wang Dianzuo
Mr. Kang Yi

Supervisors

Mr. Luo Tao	resigned on August 23,2006
Mr. Ao Hong	appointed on October 13, 2006
Mr. Yuan Li	
Mr. Ou Xiaowu	resigned on August 23, 2006
Mr. Zhang Zhankui	appointed on October 13, 2006

Brief biographical details of Directors, Supervisors and Senior Management are set out on pages 8 to 11.

The second session of the Board and Supervisory Committee will expire upon the conclusion of the 2006 Annual General Meeting. The third session of the Board and Supervisory Committee will come into effect upon approval at the Annual General Meeting to be convened on May 18, 2007. Subject to approval by the shareholders, the third session of the Board will comprise 7 directors from the second session of the Board, namely Xiao Yaqing, Luo Jianchuan, Chen Jihua, Zhang Chengzhong, Shi Chungui, Poon Yiu Kin, Samuel and Kang Yi, and two new directors, Helmut Wieser and Zhang Zuoyuan.

Biographies of Helmut Wieser and Zhang Zuoyuan are as follows:

Helmut Wieser, 53, is an Executive Vice President of Alcoa Inc. and Group President responsible for Alcoa's global mill products, rigid packaging and hard alloy extrusion businesses. He also oversees Alcoa's businesses in the Asia Pacific region. In addition, Helmut is a member of the Alcoa Executive Council. He joined Alcoa in 2000 as vice president, operations for Alcoa's flat-rolled products group in Europe based in Geneva and a year later was named President of the group. He was elected vice president of the corporation in 2004, when he was named president of the North American and European Mill Products organization, and was elected executive vice president in 2005. Prior to joining Alcoa, Mr. Wieser was an executive member of the board and chief operating officer of Austria Metal Group. Helmut received a master's degree in mechanical engineering and economics in 1981 from the University of Graz.

Mr. Zhang Zuoyuan, aged 73, a member of Academy of Chinese Academy of Social Sciences and a researcher of the Institute of Economics. Mr. Zhang graduated from the Faculty of Economics of Zhongnan University of finance and economics. He had served as assistant researcher, deputy researcher and researcher of Institute of Economics in the Chinese Academy of Sciences, a director and researcher of Institute of Finance, Trade and Economics; director and researcher of the Institute of Industrial Economics, and a director and researcher of Institute of Economics. He had also been a tutor of doctorate students and chief editor of Finance & Trade Economics and Economics Research Journal. Mr. Zhang has extensive professional experience in political and economics, pricing and marketing. He is a member of the Ninth and Tenth Sessions of the Chinese People's Political Consultative Conference, deputy director of China Association of Pricing, China Society of Urban Economy and Chinese Society for Urban Development Studies, a director of Chinese Society for Cost Studies and the Secretary-General of Foundation of Sun Ye Fang Economics and Science (孫冶方經濟科學基金會).

Pursuant to Articles 104 and 145 of Articles of Association of the Company, the term of office for all directors and supervisors, who can be re-appointed by election upon expiry of their respective tenures, is three years.

Directors' and Supervisors' Service Contracts and Remuneration

Each of the Directors and Supervisors has entered into a service contract with the Company for a term of three years. No Director or Supervisor has entered into a service contract with the Company which is not terminable by the employer within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remuneration and the five highest paid individuals in the Company are set out in Note 26 to the financial statements contained in this report. There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended December 31, 2006.

Interests of Directors, Chief Executives and Supervisors in Shares of the Company

During the year ended December 31, 2006, none of the Directors or Chief Executives or Supervisors or their respective associates had any interests in the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

During the year ended December 31, 2006, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

Interests of Directors and Supervisors in Contracts

During the year ended December 31, 2006, none of the Directors or Supervisors had any material interest, directly or indirectly, in any contract of significance the Company or any of its subsidiaries was a party.

Employees, Pension Plans and Welfare Fund

The Group had approximately 88,000 employees as of December 31, 2006. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement pension and other miscellaneous items.

In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by the relevant provincial and municipal governments, under which each of the Group's plants is required to contribute to an amount of the pension fund equivalent to a specific percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary which depends in part on the location of the plant and the average age of the employees that vary from plant to plant. The contribution of each plant accounted for approximately 20% of employees' salary. The Group also contributes to a welfare fund for its employees. The rates of contributions of the Group to this welfare fund range from 5% to 10% of the Group's after-tax profit. The Group had not paid retirement benefits to its employees as of December 31, 2006.

Share Capital Structure

The share capital structure of the Company as of December 31, 2006 was as follows:

Shareholders of Domestic Shares or H Shares	As of December 31, 2006	
	No. of shares *(In millions)*	Percentage of total issued share capital *(%)*
Shareholders of Domestic Shares		
Chinalco	4,612.16	39.59
China Cinda	900.56	7.73
China Construction Bank	709.77	6.09
China Orient	602.25	5.17
China Development Bank	554.94	4.76
Guangxi Investment	196.80	1.69
Guizhou Development	129.43	1.11
Shareholder of H Shares		
Alcoa	884.21	7.59
Other shareholders in the public	3,059.76	26.27

Based on information that is publicly available to the Company, and within knowledge of the Directors as of March 9, 2007, being the latest practicable date prior to the issue of 2006 annual results, there is sufficient public float in the share capital structure of the Company as required under the Hong Kong Listing Rules.

Substantial Shareholders

So far as the Directors are aware, as of December 31, 2006, the persons other than Directors, Chief Executives or Supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the SFO) are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, Chief Executives and Supervisors):

Name of substantial shareholder	Class of Shares	Number of shares held	Capacity	Percentage of the relevant class of share	Percentage in total issued share capital
Aluminum Corporation of China	Domestic	4,612,161,060(L)	Beneficial Owner	59.85%	39.59%
China Cinda Assets Management Corporation	Domestic	900,559,074(L)	Beneficial Owner	11.69%	7.73%
China Construction Bank Corporation	Domestic	709,773,136(L)	Beneficial Owner	9.21%	6.09%
China Orient Asset Management Corporation	Domestic	602,246,135(L)	Beneficial Owner	7.82%	5.17%
Alcoa Inc [1]	H Shares	884,207,808(L)	Interests of corporation controlled by Alcoa Inc.	22.40%	7.59%
Templeton Asset Management Limited	H Shares	710,267,000(L)	Investment manager	18.01%	6.10%
JP Morgan Chase & Co [2]	H Shares	300,770,010[2]	Interests of corporation controlled by JP Morgan Chase & Co.	7.63%	2.58%

Notes:

(L) Denotes long position.

(1) The interest in shares of Alcoa is held through Alcoa International (Asia) Limited.

(2) The interest in shares of JP Morgan Chase & Co. includes 194,301,810 shares as long position, and 106,468,200 shares as lending pool.

Repurchase, Sale or Redemption of the Company's Shares

The Company did not redeem any of its shares during 2006. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2006.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

The largest customer and the five largest customers of the Group's *alumina* accounted for 4% and 13%, respectively, of the Group's total sales amount of alumina for the year ended December 31, 2006. All of these major customers were domestic aluminum smelters.

The largest customer and the five largest customers of the Group's primary aluminum accounted for 3% and 9%, respectively, of the Group's total sales amount of primary aluminum for the year ended December 31, 2006.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Group's alumina segment accounted for 3% and 7%, respectively, of the Group's total cost of raw materials for the alumina segment.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Group's primary aluminum segment accounted for 7% and 21%, respectively, of the Group's total cost of raw materials for the primary aluminum segment.

None of the Company's Directors or their respective associates (as defined in the Hong Kong Listing Rules) or the existing shareholders, which, to the knowledge of the Directors of the Company, holding more than 5% of the Company's issued share capital, had any interests in the Group's five largest customers or suppliers of the alumina or the primary aluminum at any time during 2006.

Connected Transactions

Transactions between the Company and its connected persons or their respective associates (as defined in the Hong Kong Listing Rules) are governed by and have to comply with the requirements for disclosure under the Hong Kong Listing Rules. The following table sets out the annual limits for the connected transactions as compared the amounts incurred by the Group in 2006:

Transactions	Consolidated Consideration (For the year ended 31 December 2006) (in RMB millions)	Comparison with Consolidated Consideration in 2006 (percentage to turnover or Consolidated Consideration in RMB millions)	Annual limits (percentage to turnover or Consolidated Consideration in RMB millions)
Expenditure:			
Transactions with Chinalco			
1. Social Welfare and Logistics Services Provision of social welfare and logistics services by Chinalco to the Company	1,044	1.71%	4%
2. Mutual Provision of Product Supplies and Ancillary Services Provision of product supplies and ancillary services by Chinalco to the Company	1,798	2.95%	5%
3. Purchase of Minerals Supply of bauxite and limestone by Chinalco to the Company	286	0.47%	1.5%
4. Engineering Design and Other Services Provision of engineering design and other services by Chinalco to the Company	1,454	2.38%	6.7%
5. Land Rental paid to Chinalco *(Note (a))*	281	281	290
6. Buildings Rental paid to Chinalco	9	9	12
7. Factory Premises and Asset Rental Shanxi Carbon Factory	5.5	5.5	11
8. Prepayment of head office rental to Chinalco *(Note (b))*	145	145	145
Transactions with Guizhou Development			
9. Aluminum Ingots Sales Agency Sale of aluminum ingots and alumina by Guizhou Development as agent for the Company	2	2	2

Transactions		Consolidated Consideration (For the year ended 31 December 2006) (in RMB millions)	Comparison with Consolidated Consideration in 2006 (percentage to turnover or Consolidated Consideration in RMB millions)	Annual limits (percentage to turnover or Consolidated *Consideration* in RMB millions)
Revenue				
1.	Mutual Provision of Product Supplies and Ancillary Services Provision of product supplies and ancillary services by the Company to Chinalco	2,414	3.96%	12.0%
2.	Engineering Design and Other Services Provision of engineering design and other services by the Company to Chinalco	—	—	3.5
3.	Buildings Rental paid by Chinalco	1	1	5
Transactions with Guangxi Nonferrous Metal				
4.	Aluminum Ingots and Alumina Supply Supply of aluminum ingots and alumina to Guangxi Investment Nonferrous Metal Company Limited ("Guangxi Nonferrous Metal") *(Note (c))*	156	156	190

Notes:

(a) The annual limit of this transaction has been revised to RMB290 million by an announcement of the Company dated December 13, 2006. See "Further Information on Connected Transactions During the Year" below.

(b) During the year, the Company prepaid head office rental to Chinalco totalling RMB145 million. The prepayment was announced by the Company on September 7, 2006. See "Further Information on Connected Transactions During the Year" below.

(c) The annual limit of this transaction has been revised to RMB190 million by an announcement of the Company dated December 13, 2006. "Further Information on Connected Transactions During the Year" below.

The Independent Non-Executive Directors have reviewed the above transactions and the leasing transaction and have confirmed that:

1. the transactions were conducted in the ordinary and usual course of the Company's business;

2. the transactions were entered into on terms that are fair and reasonable in the interests of the shareholders of the Company as a whole;

3. the transactions were entered into on normal commercial terms or, where there was no available comparison on terms no less favorable than those available to and from independent third parties; and

4. in accordance with the terms of the agreements governing such transactions.

The auditor of the Company has performed certain agreed-upon procedures on such transactions and has provided a letter to the Directors of the Company stating that:

1. the transactions had been approved by the Company's Directors;

2. selected samples of transactions were entered into in accordance with the pricing policies of the Company and its subsidiaries;

3. selected samples of transactions were entered into in accordance with the terms of the agreements governing such transactions; and

4. such transactions, where applicable, did not exceed the relevant annual limits as disclosed in previous announcements of the Company.

Further Information on Connected Transactions During the Year

Land rental paid to Chinalco

a. Due to the adjustment of land tax in Zhongzhou Plant and Shanxi Plant, at the request of Chinalco, the Company agreed to bear the increase in land tax of approximately RMB44.9 million imposed on these two branches of the Company. The increased land tax payable by the Company to Chinalco exceeded the annual limit of this category of continuing connected transactions of RMB250 million. As set out in the announcement pursuant to Rule 14A.36(1) of the Hong Kong Listing Rules, the Company will pay the increased land use right rental, representing the increased land tax, at the end of December 2006. Accordingly, the annual limit for the Land Use Right Leasing Agreement for the year ending December 31, 2006 was revised from RMB250 million to RMB290 million. The transaction was announced by the Company on the Stock Exchange of Hong Kong on December 13, 2006.

b. At the request of China Aluminum Development Company Limited ("China Aluminum Development"), the Company has agreed to prepay to China Aluminum Development the annual rent and property management fees of certain office premises at No. 62 North Xizhimen Street, Hai Dian District, Beijing City, the PRC (the "Head Office") for the remaining two years of the tenancy of the Premises. China Aluminum Development is the landlord of the office premises at No. 62 North Xizhimen Street and is a wholly-owned subsidiary of Chinalco. The annual rent and property management fees of the Head Office as agreed in the agreement are RMB61,648,696 and RMB11,008,695, respectively. The tenancy of the Head Office is for a term of three years commencing from October 15, 2005 to October 15, 2008. The Company has paid the rent for the first year from October 15, 2005 to October 15, 2006 upon entering into the tenancy agreement with China Aluminum Development in March 2005. The aggregate amount of the prepayment in the sum of RMB145,314,782 has been made by the Company to China Aluminum Development in October 2006. This connected transaction was announced by the Company on the Stock Exchange of Hong Kong on September 7, 2006.

Transactions with Guangxi Nonferrous Metal

c. The Company has been providing aluminum ingots and alumina to Guangxi Nonferrous Metal pursuant to an Aluminum Ingots and Alumina Supply Agreement entered into between the Company and Guangxi Nonferrous Metal dated November 5, 2001. As at the end of September 2006, the value of aluminum ingots and alumina supplied by the Company to Guangxi Nonferrous Metal amounted to approximately RMB121 million. The increase in the amount of transactions was mainly due to the rising alumina price during the first half of 2006. The Directors estimated that the total amounts of aluminum ingots and alumina supply transactions with Guangxi Nonferrous Metal would increase up to approximately RMB183 million for the year ending December 31, 2006 and in such event, the amount of such transactions would exceed the current annual limit for this category of continuing connected transactions of RMB126 million. The Company therefore made an announcement pursuant to Rule 14A.36(1) of the Hong Kong Listing Rules. Accordingly, the annual limit for the continuing connected transactions under the Aluminum Ingots and Alumina Supply Agreement for the year ending December 31, 2006 was revised from RMB 126 million to RMB190 million. The transaction was announced by the Company on the Stock Exchange of Hong Kong on December 13, 2006.

Proposed Application to Issue A Shares in the PRC

On March 13, 2006, the Board resolved and approved at the 2005 Annual General Meeting held on May 10, 2006 that the Company would apply (i) to the China Securities Regulatory Commission for the issue of a maximum of 1,500,000,000 A Shares to the PRC public, and (ii) to the Shanghai Stock Exchange for the listing of the A Shares on the Shanghai Stock Exchange. The amount to be raised from the proposed A Share issue is expected to be not more than RMB8 billion. The net proceeds will be used principally for the construction of alumina and primary aluminum projects. No A Shares were issued pursuant to the resolutions passed at the 2005 Annual General Meeting.

As approved by the shareholders at the Extraordinary General Meeting held on February 27, 2007, the Company will issue no more than 1,500,000,000 domestically listed Renminbi-denominated ordinary shares by way of share exchange to all the shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco, including the third party or parties (if any) who provide cash alternatives to the shareholders of Shandong Aluminum and Lanzhou Aluminum. The issue is structured by way of share exchange with the shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco, at an issue price of RMB6.60 per share. The consideration of the issue is the shares of Shandong Aluminum and Lanzhou Aluminum held by the shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco. The Company will not raise any fund by the issue, and no investment project in relation to the fund raising will be involved.

Proposed Application to Issue Long-term Bonds

A resolution relating to the issue of long-term corporate bond by the Company in the amount not exceeding RMB5 billion was approved by the Board of the Company on February 9, 2007 and the Extraordinary General Meeting held on February 27, 2007. The details as to the amount to be issued, its duration and interest rate will be determined subject to the approval by the relevant authorities and the prevailing market condition at the time of the issue. The proceeds raised from the bonds will be used mainly for renovation expansion projects of alumina and aluminum.

Proposed Application to Issue Short-term Bonds

In March 2007, the Board revolved and approved the Company to issue short-term bonds with a principal amount of not more than RMB5 billion with a maturity period of one year, subject to shareholders' approval. The specific proposal and schedule of the issue will be subject to the approval of relevant authorities and the market condition. The net proceeds of the issue of short-term bonds will be principally used as working capital of the Company.

Significant Events

1. In May 2006, the Company successfully completed the placement of 600,000,000 new H shares, which contributed approximately RMB4,390 million of financing amount to the Company.

2. In May and December 2006, the Company successfully issued short-term bonds with total principal amount of RMB3 billion and a total principal amount of RMB2 billion, respectively, with a par value of RMB100 each in the domestic, bearing effective rate of 3.13% and 3.44%, respectively, and a maturity period of 1 year, for net proceeds of approximately RMB2,988 million and approximately RMB1,925 million, respectively.

3. At the Extraordinary General Meeting held on October 13, 2006, the appointment of Mr. Zhang Chengzhong as executive director was approved to replace Mr. Xiong Weiping, who resigned due to job re-allocation.

4. At the Extraordinary General Meeting held on October 13, 2006, the appointments of Mr. Ao Hong and Mr. Zhang Zhankui as supervisors were approved to replace Mr. Luo Tao and Mr. Ou Xiaowu, respectively.

Code on Corporate Governance Practices

During the year ended December 31, 2006, except for Code A.2.1, the Company was in compliance with the principles and code provisions in the "Code on Corporate Governance Practices" as set out in Appendix 14 of the Hong Kong Listing Rules.

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the code of conduct regarding securities transactions by the Directors, Supervisors and specific employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules.

Code A.2.1 of the CG Code requires the roles of chairman and chief executive officer to be separate and not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman and Chief Executive Officer of the Company. The Directors are of the opinion that this arrangement is for the benefit of the long term development of the Company.

Other than the deviation mentioned above, the Board is of the view that the Company has complied with the code provisions of the CG Code.

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The consolidated financial statements of the Company for the year ended December 31, 2006 have been reviewed by the Audit Committee of the Company.

Auditor

The financial statements have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

The Company has not changed its auditors in any of the five preceding financial years.

By order of the Board
Xiao Yaqing
Chairman

Beijing, PRC
March 10, 2007

Dear Shareholders,

On behalf of the second session of the Supervisory Committee of Aluminum Corporation of China Limited, I would like to submit to the Annual General Meeting a report on the work of the Supervisory Committee in the past year.



Mr. Ao Hong
Chairman of the Supervisory Committee

The second session of the Supervisory Committee was approved to be set up at the Annual General Meeting held on June 7, 2004. Three supervisors of the first session of the Supervisory Committee were re-appointed. At Extraordinary General Meeting held on August 23, 2006, Mr. Ao Hong and Mr. Zhang Zhankui were elected as supervisors for the Supervisory Committee of this session. Then existing supervisors, namely Mr. Luo Tao and Mr. Ou Xiaowu resigned for work reason.

1. Meeting Convened During the Reporting Period

The fourth plenary conference of the second session of the Supervisory Committee was held on March 13, 2006, at which the 2005 Report of the Supervisory Committee, the 2005 Financial Report and the 2005 Profit Distribution Plan, etc., were approved.

The fifth plenary conference of the second session of the Supervisory Committee was held on August 23, 2006, at which the interim results report of 2006 were passed.

2. Principal duties of the Supervisory Committee

The Supervisory Committee will carry on its work, perform its duties and focus on a number of issues, such as how to adapt to the Company's continuous development, how to enhance its operating transparency and standardization, how to build the Group's corporate credible image in the capital market, how to effectively protect interests of investors, especially interests of minor investors, how to further improve the Group's corporate governance structure.

The Supervisory Committee is responsible for the supervision over the Board of Directors and its members and the senior management, and for preventing them from abusing their power and authorities and jeopardizing the legal interests of the shareholders, the Company and its staff.

In 2006, the Supervisory Committee mainly carried out the following work:

1. Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended each of the general meetings and Board meetings as observers. No objection has been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently performed their duties in compliance with resolutions of the general meetings. The Company has also held a view of comprehensive and scientific development to modify the growth measures and improve its structural arrangement, and it has captured the opportunity of high demand in the product market in order to increase the production and profit steadily. No violation of any laws or regulations or Articles of Association nor any act which jeopardizes the interests of the Company and shareholders up to present has been found in the conduct of the Company's Directors and the management.

2. Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision on a regular basis over the legal compliance and rationality of the Company's operation and management. It has also exercised supervision over work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the Company's operation is sound and rational, and is in compliance with all applicable laws, regulations and rules. The members of the Board and senior management of the Company have faithfully performed their duties with diligence, and accomplished the duties imposed by the shareholders.

3. Inspection of the Company's Daily Operating Activities

The Supervisory Committee exercised supervision over the Company's operating activities. The Supervisory Committee is of the opinion that the Company has established an improved internal control system, and has made great progress in the formulation and implementation of its internal work procedures, and thus effectively controlled its exposure to various operating risks. The Company's operation is in compliance with the PRC laws and regulations, Articles of Association and its internal work procedures.

4. Inspection of the Company's Financial Position

The Supervisory Committee verified cautiously the Group's 2006 final financial statements, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It is of the opinion that the operating results achieved by the Company were true, the expenses were reasonable and all the connected transactions were entered into on a fair basis. Information on the significant events of the Company over the past year has been disclosed in accordance with relevant regulations. No act which jeopardizes the interests of the Company was discovered. The Supervisory Committee approved the Company's financial audit report presented by PricewaterhouseCoopers, the international auditors.

5. Inspection of the Use of Proceeds

The Supervisory Committee exercised inspection over the use of the proceeds raised. After the Company received proceeds raised from the listing of its stocks and the additional share offer, the Board has kept its undertakings as stated in the Prospectus, and has effectively used the proceeds in a manner responsible to the shareholders. The use of proceeds recorded satisfactory performance. The Supervisory Committee is of the opinion that up to the present, the construction and merger and acquisition projects have been implemented in accordance with the contents and progresses that have been approved . The above projects have contributed income and profit to the Company.

Confronted by the intensive competition in the aluminum industry and the changing market, the Company is facing various competitive pressures and development opportunities. In order to protect the legal interests of the Company and shareholders, the Supervisory Committee will continue to faithfully perform its duties and enhance its supervision in order for Chalco to better perform and become a stronger player in the increasingly competitive landscape.

By Order of the Supervisory Committee
Ao Hong
Chairman of the Supervisory Committee

Beijing, PRC
March 10, 2007

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

Independent Auditor's Report

To the shareholders of Aluminum Corporation of China Limited

(A joint stock company incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") set out on pages 60 to 162, which comprise the consolidated and company balance sheets as of December 31, 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 10, 2007

Consolidated Balance Sheet

	Note	2006 RMB'000	2005 RMB'000
Assets			
Non-current assets			
Intangible assets	6	**716,145**	721,479
Property, plant and equipment	7	**48,637,540**	39,773,607
Land use rights	8	**648,604**	62,275
Interests in jointly controlled entities	10(a)	**575,794**	184,399
Interests in associates	10(b)	**1,273,226**	886,375
Available-for-sale financial assets	11	**18,182**	10,200
Deferred tax assets	16	**406,915**	408,874
Total non-current assets		**52,276,406**	42,047,209
Current assets			
Inventories	12	**9,036,382**	7,234,731
Accounts receivable	13	**2,026,162**	961,191
Other current assets	14	**1,862,591**	1,169,021
Cash and cash equivalents	15	**12,802,775**	7,597,727
Total current assets		**25,727,910**	16,962,670
Total assets		**78,004,316**	59,009,879
Equity			
Share capital and reserves attributable to equity holders of the Company			
Share capital	19(a)	**11,649,876**	11,049,876
Reserves		**32,574,858**	21,594,563
		44,224,734	32,644,439
Minority interest		**3,541,192**	1,560,455
Total equity		**47,765,926**	34,204,894

As of December 31, 2006

	Note	**2006** **RMB'000**	2005 RMB'000
Liabilities			
Non-current liabilities			
Borrowings	20	**8,480,736**	9,690,493
Deferred tax liabilities	16	**197,070**	176,991
Total non-current liabilities		**8,677,806**	9,867,484
Current liabilities			
Accounts payable	17	**2,887,473**	2,649,249
Other payables and accruals	18	**6,870,633**	5,585,317
Current income tax liabilities		**1,704,509**	999,117
Borrowings	20	**10,097,969**	5,703,818
Total current liabilities		**21,560,584**	14,937,501
Total liabilities		**30,238,390**	24,804,985
Total equity and liabilities		**78,004,316**	59,009,879
Net current assets		**4,167,326**	2,025,169
Total assets less current liabilities		**56,443,732**	44,072,378

The notes on pages 69 to 162 are an integral part of these consolidated financial statements.

Luo Jianchuan	**Chen Jihua**
Director	*Director*

Balance Sheet

As of December 31, 2006

	Note	**2006 RMB'000**	2005 RMB'000
Assets			
Non-current assets			
Intangible assets	6	**716,145**	721,479
Property, plant and equipment	7	**34,259,038**	31,965,140
Land use rights	8	**66,510**	56,849
Investments in subsidiaries	9	**4,225,235**	2,142,832
Investments in jointly controlled entities	10(a)	**590,633**	187,819
Investments in associates	10(b)	**1,091,492**	844,038
Deferred tax assets	16	**307,106**	315,535
Total non-current assets		**41,256,159**	36,233,692
Current assets			
Inventories	12	**6,111,464**	5,288,502
Accounts receivable	13	**1,669,237**	1,042,784
Other current assets	14	**1,532,016**	606,587
Cash and cash equivalents	15	**9,982,831**	6,174,019
Total current assets		**19,295,548**	13,111,892
Total assets		**60,551,707**	49,345,584
Equity			
Share capital and reserves			
Share capital	19(a)	**11,649,876**	11,049,876
Reserves	19(b)	**29,846,126**	20,116,763
Total equity		**41,496,002**	31,166,639

As of December 31, 2006

	Note	**2006** **RMB'000**	2005 RMB'000
Liabilities			
Non-current liabilities			
Borrowings	20	**3,210,936**	5,620,493
Deferred tax liabilities	16	**192,960**	184,854
Total non-current liabilities		**3,403,896**	5,805,347
Current liabilities			
Accounts payable	17	**2,115,467**	2,078,728
Other payables and accruals	18	**4,867,821**	5,546,203
Current income tax liabilities		**1,454,192**	843,847
Borrowings	20	**7,214,329**	3,904,820
Total current liabilities		**15,651,809**	12,373,598
Total liabilities		**19,055,705**	18,178,945
Total equity and liabilities		**60,551,707**	49,345,584
Net current assets		**3,643,739**	738,294
Total assets less current liabilities		**44,899,898**	36,971,986

The notes on pages 69 to 162 are an integral part of these consolidated financial statements.

Luo Jianchuan
Director

Chen Jihua
Director

For the year ended December 31, 2006

	Note	2006 RMB'000	2005 RMB'000
Revenue	21	**61,896,265**	37,826,486
Cost of sales		**41,894,313**	25,542,555
Gross profit		**20,001,952**	12,283,931
Selling and distribution expenses	22	**958,133**	720,497
General and administrative expenses	23	**2,092,669**	1,489,537
Research and development expenses		**113,529**	113,381
Other (income) and other (gains)/losses, net	24	**(564,619)**	(120,720)
Operating profit		**17,402,240**	10,081,236
Finance costs	28	**715,717**	366,908
Operating profit after finance costs		**16,686,523**	9,714,328
Share of (losses)/profits of jointly controlled entities	10(a)	**(11,419)**	372
Share of profits of associates	10(b)	**105,141**	26,947
Profit before income taxes		**16,780,245**	9,741,647
Income tax expense	29	**4,393,561**	2,495,213
Profit for the year		**12,386,684**	7,246,434
Attributable to:			
Equity holders of the Company		**11,744,676**	7,022,422
Minority interest		**642,008**	224,012
		12,386,684	7,246,434
Basic earnings per share for profit attributable to equity holders of the Company during the year (expressed in RMB per share)	31	**RMB1.03**	RMB0.64
Dividends	32	**2,190,177**	2,364,673

The notes on pages 69 to 162 are an integral part of these consolidated financial statements.

	Attributable to equity holders of the Company								
	Share capital (Note 19(a)) RMB'000	Capital reserve (Note 19(b)(i)) RMB'000	Statutory surplus reserve (Note 19(b)(ii)) RMB'000	Statutory public welfare fund (Note 19(b)(iii)) RMB'000	Discretionary surplus reserve (Note 19(b)(iii)) RMB'000	Retained earnings (Note 19(b)(iv)) RMB'000	Total RMB'000	Minority interest RMB'000	Total equity RMB'000
As of January 1, 2005	11,049,876	6,204,045	1,277,789	1,214,309	—	7,820,776	27,566,795	1,239,083	28,805,878
Capital injection	—	—	—	—	—	—	—	180,938	180,938
Profit for the year	—	—	—	—	—	7,022,422	7,022,422	224,012	7,246,434
Transfers	—	14,711	783,897	747,864	—	(1,546,472)	—	58	58
Dividends	—	—	—	—	—	(1,944,778)	(1,944,778)	(83,636)	(2,028,414)
As of December 31, 2005	11,049,876	6,218,756	2,061,686	1,962,173	—	11,351,948	32,644,439	1,560,455	34,204,894
Retained earnings represented by:									
2005 final dividend proposed						2,364,673			
Unappropriated retained earnings						8,987,275			
Retained earnings as of December 31, 2005						11,351,948			
As of January 1, 2006,	11,049,876	6,218,756	2,061,686	1,962,173	—	11,351,948	32,644,439	1,560,455	34,204,894
Issuance of shares, net of issuance costs	600,000	3,790,469	—	—	—	—	4,390,469	—	4,390,469
Acquisition of subsidiaries (Note 5)	—	—	—	—	—	—	—	853,645	853,645
Capital injection	—	—	—	—	—	—	—	582,400	582,400
Profit for the year	—	—	—	—	—	11,744,676	11,744,676	642,008	12,386,684
Transfers	—	—	3,281,728	(1,962,173)	8,554	(1,328,109)	—	—	—
Dividends	—	—	—	—	—	(4,554,850)	(4,554,850)	(97,316)	(4,652,166)
As of December 31, 2006	11,649,876	10,009,225	5,343,414	—	8,554	17,213,665	44,224,734	3,541,192	47,765,926

As of December 31, 2006, all retained earnings were unappropriated.

The notes on pages 69 to 162 are an integral part of these consolidated financial statements.

For the year ended December 31, 2006

	Note	2006 RMB'000	2005 RMB'000
Cash flows from operating activities			
Profit before income taxes		**16,780,245**	9,741,647
Share of losses/(profits) of jointly controlled entities		**11,419**	(372)
Share of profits of associates		**(105,141)**	(26,947)
Depreciation of property, plant and equipment	27	**3,437,438**	2,477,877
Loss on disposal of property, plant and equipment	27	**55,579**	63,355
Impairment loss on property, plant and equipment	27	**32,303**	4,225
Amortization of intangible assets	27	**24,204**	36,396
Amortization of land use rights	27	**35,298**	10,671
Gain on financial assets at fair value through profit or loss	24	**—**	(5,582)
Realized and unrealized gain on futures contracts	24	**(86,633)**	(5,760)
Income from held-to-maturity investments	24	**—**	(193)
Excess of interest in the net fair value of net assets acquired over cost	24	**(235,900)**	—
Interest waived	24	**—**	(14,711)
Interest income	24	**(183,514)**	(89,363)
Interest expense	28	**673,615**	404,478
		20,438,913	12,595,721
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):			
Increase in inventories		**(1,104,109)**	(1,972,698)
(Increase)/ decrease in accounts receivable		**(855,407)**	81,593
(Increase)/ decrease in other current assets		**(465,632)**	621,348
(Decrease)/ increase in accounts payable		**(118,936)**	570,521
(Decrease)/ increase in other payables and accruals		**(228,080)**	46,326
Cash generated from operating activities		**17,666,749**	11,942,811
Interest paid		**(766,601)**	(686,432)
PRC enterprise income taxes paid		**(3,676,188)**	(2,666,171)
Net cash generated from operating activities		**13,223,960**	8,590,208

For the year ended December 31, 2006

	Note	2006 RMB'000	2005 RMB'000
Cash flows from investing activities			
Purchase of intangible assets	6	**(29,384)**	(28,722)
Purchase of property, plant and equipment, excluding interest capitalized		**(6,494,582)**	(7,994,744)
Purchase of land use rights	8	**(44,269)**	(56,898)
Proceeds from sales of property, plant and equipment	33	**201,264**	18,026
Cash and cash equivalents acquired from acquisition of subsidiaries	5	**(472,130)**	—
Investment in a jointly controlled entity	10(a)	**(402,814)**	(117,150)
Investment in an associate	10(b)	**(247,454)**	(799,038)
Increase in time deposits	15	**(3,000,000)**	—
Disposal of held-to-maturity investments		**—**	11,053
Disposal of financial assets at fair value through profit or loss		**5,540**	47,754
Disposal of available-for-sale financial assets		**200**	—
Gain on settlement of futures contracts		**83,976**	9,148
Interest received		**155,427**	89,363
Net cash used in investing activities		**(10,244,226)**	(8,821,208)

For the year ended December 31, 2006

	Note	2006 RMB'000	2005 RMB'000
Net cash inflow/(outflow) before financing		**2,979,734**	(231,000)
Cash flows from financing activities			
Issue of shares, net of issuance expenses		**4,390,469**	—
Issue of short-term bonds, net of issuance expenses	20(c)	**4,913,400**	1,943,200
Repayment of short-term bonds	20(c)	**(2,000,000)**	—
News bank loans		**2,878,668**	6,987,888
Repayment of bank loans		**(6,438,265)**	(5,478,648)
Dividends paid by subsidiaries to minority shareholders		**(81,429)**	(83,636)
Capital injection by minority shareholders		**92,400**	180,938
Dividends paid		**(4,529,929)**	(1,944,778)
Net cash (outflow)/inflow from financing activities		**(774,686)**	1,604,964
Net increase in cash and cash equivalents		**2,205,048**	1,373,964
Cash and cash equivalents at beginning of the year		**7,597,727**	6,223,763
Cash and cash equivalents at end of the year	15	**9,802,775**	7,597,727

The notes on pages 69 to 162 are an integral part of these consolidated financial statements.

1. General information

Aluminum Corporation of China Limited (中國鋁業股份有限公司) (the "Company") and its subsidiaries (together the "Group") are principally engaged in bauxite mining, alumina refining and aluminum smelting. Principal products are alumina and primary aluminum.

The Company is a joint stock company incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 12B, Fuxing Road, Haidian District, Beijing, the PRC.

The Company has its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange, Inc. in 2001.

These consolidated financial statements have been approved for issue by the Board of Directors on March 10, 2007.

2. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention except that financial assets and financial liabilities at fair value through profit or loss and available-for-sale financial assets are stated at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation *(Continued)*

(i) New standards, amendments to published standards and interpretations which are effective in 2006

- Amendment to HKAS 39, Amendment to "The Fair Value Option", effective for annual periods beginning on or after January 1, 2006. This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment has no material impact on the Group's accounting polices, as the Group's existing accounting policies comply with the amended requirements.

- Amendment to HKAS 39 and HKFRS 4, Amendment "Financial Guarantee Contracts", effective for annual periods beginning on or after January 1, 2006. This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value, and subsequently measured at the higher of (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. The adoption of this amendment does not have a significant impact on the Group's financial statements.

- HKFRS 6, "Exploration for and Evaluation of Mineral Resources", effective for annual periods beginning on or after January 1, 2006. It permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of HKAS 8 "Accounting polices, changes in accounting estimates and errors". Thus, an entity adopting HKFRS 6 may continue to use the accounting policies applied immediately before adopting this HKFRS. This includes continuing to use recognition and measurement practices that are part of those accounting policies. This amendment has no material impact on the Group's accounting polices, as the Group's existing accounting policies comply with the amended requirements.

- HK(IFRIC)-Int 4, "Determining Whether an Arrangement Contains a Lease", effective for annual periods beginning on or after January 1, 2006. It requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Some of the Group's contracts are required to be accounted for as leases in accordance with HKAS 17, "Leases". However, these leases are operating leases, and their reclassifications have no impact on the expense recognized in respect of them.

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation *(Continued)*

(ii) New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following are the new standards and interpretations to existing standards that have been published and are mandatory for accounting periods beginning on or after May 1, 2006 or later periods that the Group has not early adopted:

- HKFRS 7, "Financial Instruments: Disclosures" (effective for annual periods beginning on or after January 1, 2007), HKAS 1, "Amendments to capital disclosures" (effective for annual periods beginning on or after January 1, 2007). HKFRS 7 introduces new disclosures relating to financial instruments. The Group has assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1. The Group will adopt HKFRS 7 and the amendment to HKAS 1 from annual periods beginning January 1, 2007.

- HK(IFRIC)-Int 8, "Scope of HKFRS 2" (effective for annual periods beginning on or after May 1, 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of HKFRS 2. The Group will apply HK(IFRIC)-Int 8 from January 1, 2007, but it is not expected to have any significant impact on the Group's financial statements.

- HK(IFRIC)-Int 9, "Reassessment of Embedded Derivatives" (effective for annual periods beginning on or after June 1, 2006). Management believes that this interpretation should not have significant impact on the Group's accounting policies as the Group has already assessed whether embedded derivatives should be separated using principles consistent with HK(IFRIC)-Int 9.

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation *(Continued)*

(ii) New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group *(Continued)*

- HK(IFRIC)-Int 10, "Interim Financial Reporting and Impairment" (effective for annual periods beginning on or after November 1, 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet date. The Group will apply HK(IFRIC)-Int 10 from January 1, 2007, but it is not expected to have any significant impact on the Group's financial statements.

- HK(IFRIC)-Int 11, "HKFRS 2 - Group and treasury share transfer" (effective for annual periods beginning on or after March 1, 2007). This interpretation addresses how certain share-based payment arrangements between group companies should be accounted for in the financial statements. The Group will apply HK(IFIC)-Int 11 from January 1, 2008 but it is not expected to have any significant impact on the Group's financial statements.

(iii) Interpretation to existing standards that are not yet effective and not relevant to the Group's operations

The following interpretation to existing standards has been published that is mandatory for accounting periods beginning on or after May 1, 2006 or later periods which is not relevant to the Group's operations:

- HK(IFRIC)-Int 7, "Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies" (effective from March 1, 2006). HK(IFRIC)-Int 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a Currency of a hyperinflationary economy as its functional currency, HK(IFRIC)-Int 7 is not relevant to the Group's operations.

2. Summary of significant accounting policies *(Continued)*

(a) Basis of preparation *(Continued)*

(iv) Standards, amendments and interpretations effective in 2006 but not relevant to the Group's operations

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but which are not relevant to the Group's operations:

- HKAS 19 Amendment - "Employee Benefits";
- HKAS 21 Amendment - "New Investment in a Foreign Operation";
- HKAS 39 Amendment - "Cash Flow Hedge Accounting of Forecast Intragroup Transactions";
- HKFRS 1 Amendment - "First-time Adoption of Hong Kong Financial Reporting Standards"
- HK(IFRIC)-Int 5, "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"; and
- HK(IFRIC)-Int 6, "Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment"

(b) Consolidation

The consolidated financial statements included the results of the Company and its subsidiaries made up to December 31.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Minority interest represents the interests of outside shareholders in the operating results and net assets of subsidiaries.

2. Summary of significant accounting policies *(Continued)*

(b) Consolidation *(Continued)*

(i) Subsidiaries *(Continued)*

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2(c)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses (Note 2(w)). The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(ii) Transactions and minority interests

The Group applies a policy of treating transactions with minority interests as transactions with equity owners of the Group. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. Gains or losses on disposals to minority interests are also recorded in equity. For disposals to minority interests, differences between any proceeds received and the relevant share of minority interests are also recorded in equity.

2. Summary of significant accounting policies *(Continued)*

(b) Consolidation *(Continued)*

(iii) Jointly controlled entities

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

2. Summary of significant accounting policies *(Continued)*

(b) Consolidation *(Continued)*

(iv) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2. Summary of significant accounting policies *(Continued)*

(c) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities and is tested annually for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The Group allocates goodwill to each business segment and is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that the Company expects to benefit from the business combination in which the goodwill arose.

(ii) Mining rights

Mining rights acquired, including exploration costs, are capitalized and stated at cost to the Group less accumulated amortization and accumulated impairment losses, if any. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

2. Summary of significant accounting policies *(Continued)*

(c) Intangible assets *(Continued)*

(iii) Research and development expenses

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled:

(a) it is technically feasible to complete the intangible asset so that it will be available for use or sale;

(b) management intends to complete the intangible asset and use or sell it;

(c) there is an ability to use or sell the intangible asset;

(d) it can be demonstrated how the intangible asset will generate probable future economic benefits;

(e) adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

(f) the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding five years.

Development assets are tested for impairment annually.

During the year ended December 31, 2006, research expenditure of RMB113,529,000 (2005: RMB113,381,000) was recognized as an expense in the income statement, and no development assets were recognized (2005: Nil).

2. Summary of significant accounting policies *(Continued)*

(c) Intangible assets *(Continued)*

(iv) Computer software

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the employee costs incurred as a result of developing software and an appropriate portion of relevant overheads.

Computer software development costs recognized as assets are amortized over their estimated useful lives (not exceeding three years).

(d) Property, plant and equipment

Property, plant and equipment are stated at cost to the Group less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

2. Summary of significant accounting policies *(Continued)*

(d) Property, plant and equipment *(Continued)*

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

Buildings	15 to 40 years
Plant and machinery - electricity transmission equipment	32 years
Plant and machinery - others	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(w)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized with other gains or losses in the income statements.

(e) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost. Cost comprises direct costs of construction as well as capitalized finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset less any accumulated impairment losses. It is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

(f) Leases (as the lessee for operating lease)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(g) Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2. Summary of significant accounting policies *(Continued)*

(h) Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognized on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss is initially recognized at fair value and transaction costs are expensed in the income statement. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method.

2. Summary of significant accounting policies *(Continued)*

(h) Financial assets *(Continued)*

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains or losses from investment securities. Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement. Dividends on available-for-sale equity instruments are recognized in the income statement when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in the income statement; translation differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement - is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. Impairment testing of accounts receivable and other receivables is described in Note 2(x).

2. Summary of significant accounting policies *(Continued)*

(i) Inventories

Inventories comprise raw materials, work-in-progress, finished goods and production supplies and are stated at the lower of cost to the Group and net realizable value. Work-in-progress and finished goods, calculated on the weighted average method, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure. Borrowing costs are excluded. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

(j) Cash and cash equivalents

Cash and cash equivalents are cash in hand, deposits with banks and other cash investments with an original maturity of 3 months or less.

For the purpose of the cash flow statement, time deposits and other cash investments with original maturity more than 3 months are excluded from cash and cash equivalents.

(k) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

2. Summary of significant accounting policies *(Continued)*

(k) Foreign currency translation *(Continued)*

(ii) Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the income statement as part of the fair value gain or loss. Translation difference on non-monetary financial assets, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(l) Provisions

Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax cash flow projection that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2. Summary of significant accounting policies *(Continued)*

(m) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(n) Accounts payable and other payables

Accounts payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(o) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(p) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

2. Summary of significant accounting policies *(Continued)*

(p) Revenue recognition *(Continued)*

(i) Sales of goods

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(ii) Sales of services

Revenue from the provision of services is recognized when the services are rendered.

(iii) Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(iv) Dividend income

Dividend income is recognized when the right to receive payment is established.

2. Summary of significant accounting policies *(Continued)*

(q) Employee benefits

(i) Bonus plans

The expected cost of bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(ii) Retirement benefit obligations

The Group pays contribution on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. Contributions to these plans are expensed as incurred.

(iii) Housing funds

The Group provides housing funds based on certain percentage of the wages and with no more than the upper limit of the requirement. The housing funds are paid to social security organization and corresponding amounts paid are expensed as incurred.

(r) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2. Summary of significant accounting policies *(Continued)*

(s) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying assets had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding.

Other borrowing costs are expensed as incurred.

(t) Environmental expenditures

Environmental expenditures mainly include expenditures necessary to complete remediation efforts and expenses related to the handling of waste water, gas and materials. Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Under the PRC law, the Group is required to remediate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Group's remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007. The expenditures necessary to complete remediation efforts are not expected to be significant to cash flows or results of operations in any periods.

(u) Government subsidies

Grants or subsidies from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants or subsidies relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants or subsidies relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2. Summary of significant accounting policies *(Continued)*

(v) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(w) Impairment of investments in subsidiaries, jointly controlled entities, associates and non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(x) Accounts receivable and other receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivables are impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

3. Financial risk management

The Group is subjected to the following market risk:

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by a centralized treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units.

(a) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The carrying amount of receivables included in the balance sheet represents the Group's maximum exposure to credit risk in relation to its financial assets. The relevant departments assess the credit quality of the customer, taking into account its financial position, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for doubtful receivables have been made in the financial statements. Management does not expect any losses from non-performance by these counterparties.

None of the Group's customers exceed 10% of the Group's total revenue and do not individually present a material risk to the Group's sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

3. Financial risk management *(Continued)*

3.1 Financial risk factors *(Continued)*

(b) Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations which are disclosed in Note 20 to the consolidated financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group does not use any derivative instruments to reduce its economic exposure to changes in interest rates.

(c) Foreign currency risk

The Group has assets and liabilities primarily with respect to the US Dollar ("US$") and Australian Dollar that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates.

(d) Commodity price risk

As the Group sells alumina and primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in aluminum price. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding losses are recorded in the income statement for the year.

(e) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and short-term deposits, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

3. Financial risk management *(Continued)*

3.2 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings, trade payable, other payables and accruals, as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratios as of December 31, 2006 and 2005 were as follows:

	2006 ***RMB'000***	2005 *RMB'000*
Total borrowings	**28,336,811**	23,628,877
Less: Cash and cash equivalents	**12,802,775**	7,597,727
Net debt	**15,534,036**	16,031,150
Total equity	**47,765,926**	34,204,894
Total capital	**63,299,962**	50,236,044
Gearing ratio	**24.5%**	31.9%

The decrease in the gearing ratio as of December 31, 2006 resulted primarily from the issuance of new H shares (Note 19 (a)) and significant increase in cash and cash equivalents generated from operations.

3. Financial risk management *(Continued)*

3.3 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The carrying value less impairment provision of trade receivables and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The carrying amounts of the Group's financial assets, including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable and other receivables and financial liabilities, including trade accounts payable, bills payable, short-term debt and other payables, approximate their fair values due to their short maturity.

4. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

4. Critical accounting estimates and judgments *(Continued)*

4.1 Critical accounting estimates and assumptions *(Continued)*

(a) Useful lives and impairment of property, plant and equipment

The Group's management determines the estimated useful lives of its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, and will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

The impairment loss on property, plant and equipment is recognized for the amount by which the carrying amount exceeds its recoverable amount in accordance with the accounting policy stated in Note 2(w) of this section. The recoverable amounts have been determined based on fair value less costs to sell, which is based on the best information available to reflect the amount that obtainable at each of the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs to disposal.

(b) Income taxes

The Group is subject to income taxes in various regions within the PRC. As a result of certain matters relating to the income taxes that have not been confirmed by the local tax bureau, objective estimate and judgment based on currently enacted tax laws, regulations and other related policies are required in determining the provision of income taxes to be made. Where the final tax outcome of these matters is different from the amounts originally recorded, the differences will impact the income tax and tax provisions in the period in which the differences realize.

4. Critical accounting estimates and judgments *(Continued)*

4.1 Critical accounting estimates and assumptions *(Continued)*

(c) Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature. Management reassesses the estimation on each of the balance sheet date.

5. Business combinations - Group

During 2006, the Group completed the acquisition of the following entities incorporated and operated in the PRC, which are engaged in the manufacturing and trading of primary aluminum products.

Date of acquisition	Name of entity	Equity interest acquired	Consideration paid/payable *RMB'000*
March 11, 2006	Fushun Aluminum Co., Ltd (撫順鋁業有限公司) ("Fushun Aluminum")	100%	500,000
July 15, 2006	Zunyi Aluminum Co., Ltd (遵義鋁業股份有限公司) ("Zunyi Aluminum")	61.29%	202,251
July 18, 2006	Shandong Huayu Aluminum and Power Co., Ltd. (山東華宇鋁電有限責任公司) ("Huayu Aluminum")	55%	412,252
September 19, 2006	Gansu Hualu Aluminum Co., Ltd (甘肅華鷺鋁業股份有限公司) ("Hualu Aluminum")	51%	270,300
			1,384,803

The English names of certain subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

5. Business combinations - Group *(Continued)*

The acquired businesses contributed revenues in aggregate of RMB3,924,075,000 and net profits of RMB458,060,000 to the Group for the period from the respective dates of acquisition to December 31, 2006. Had all the acquisitions been occurred on January 1, 2006, the acquired businesses would have contributed in unaudited aggregate revenues of approximately RMB4,593,000,000 and unaudited net profits of approximately RMB495,000,000 to the Group for the period from January 1, 2006 to December 31, 2006. Contributions by each acquisition are summarized below:

	Contribution by the acquired business from the respective dates of acquisition to December 31, 2006		Had the acquisitions took place on January 1, 2006, contribution by the acquired business	
	Revenue	**Net profit**	Revenue (Unaudited)	Net profit (Unaudited)
	RMB'000	***RMB'000***	*RMB'000*	*RMB'000*
Fushun Aluminum	**1,607,961**	**86,240**	1,697,947	87,596
Zunyi Aluminum	**718,455**	**153,696**	1,297,348	189,584
Huayu Aluminum	**1,020,194**	**129,469**	1,020,194	129,469
Hualu Aluminum	**577,465**	**88,655**	577,465	88,655
	3,924,075	**458,060**	4,592,954	495,304

Details of net assets acquired and excess of cost over acquired interest of the above businesses during 2006 in aggregate are as follows:

	RMB'000
Purchase consideration - cash	1,384,803
Fair value of net identifiable assets acquired (See below)	1,562,775
Excess of interest in the net fair value of net assets acquired over cost *(Note 24)*	177,972

5. Business combinations - Group *(Continued)*

	Fushun Aluminum		Zunyi Aluminum		Huayu Aluminum		Hualu Aluminum		Total	
	Acquiree's carrying amounts	Fair value	Acquiree's carrying amounts	Fair value	Acquiree's carrying amounts	Fair value	Acquiree's carrying amounts	Fair value	Acquiree's carrying amounts	Fair value
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Property, plant and equipment *(Note 7)*	832,546	832,546	585,711	673,153	1,659,986	1,665,169	829,798	830,065	3,908,041	4,000,933
Land use rights *(Note 8)*	194,175	194,175	53,285	91,379	110,737	119,552	172,252	172,252	530,449	577,358
Inventories	171,208	171,208	60,068	60,068	204,379	204,379	230,802	230,802	666,457	666,457
Deferred tax assets *(Note 16)*	—	—	22,821	22,821	—	—	10,353	10,353	33,174	33,174
Receivables	5,826	5,826	142,569	142,569	10,000	10,000	230,556	230,556	388,951	388,951
Cash and cash equivalents	1,392	1,392	241,402	241,402	—	—	269,879	269,879	512,673	512,673
Payables and accruals	(122,374)	(122,374)	(225,989)	(225,989)	(472,552)	(472,552)	(412,491)	(412,491)	(1,233,406)	(1,233,406)
Borrowings	(581,400)	(581,400)	(537,100)	(537,100)	(613,050)	(613,050)	(798,170)	(798,170)	(2,529,720)	(2,529,720)
Net assets	501,373	501,373	342,767	468,303	899,500	913,498	532,979	533,246	2,276,619	2,416,420
Minority interest		—		(181,281)		(411,074)		(261,290)		(853,645)
Net assets acquired		501,373		287,022		502,424		271,956		1,562,775

Purchase consideration	1,384,803
Purchase consideration remained unsettled as of December 31, 2006 (included in other payables *(Note18)*)	(400,000)
Cash and cash equivalents in subsidiaries acquired	(512,673)
Cash outflow on acquisitions	472,130

There was no acquisition of subsidiary during the year ended December 31, 2005.

6. Intangible assets

	Group and Company			
	Goodwill *RMB'000*	Mining rights *RMB'000*	Computer Software *RMB'000*	Total *RMB'000*
As of January 1, 2005				
Cost	406,686	404,329	—	811,015
Accumulated amortization	—	(81,862)	—	(81,862)
Net book amount	406,686	322,467	—	729,153
Year ended December 31, 2005				
Opening net book amount	406,686	322,467	—	729,153
Additions	—	28,722	—	28,722
Amortization *(Note 27)*	—	(36,396)	—	(36,396)
Closing net book amount	406,686	314,793	—	721,479
As of December 31, 2005				
Cost	406,686	433,051	—	839,737
Accumulated amortization	—	(118,258)	—	(118,258)
Net book amount	406,686	314,793	—	721,479
Year ended December 31, 2006				
Opening net book amount	406,686	314,793	—	721,479
Additions	—	22,704	6,680	29,384
Reclassification	—	(10,514)	—	(10,514)
Amortization *(Note 27)*	—	(23,759)	(445)	(24,204)
Closing net book amount	406,686	303,224	6,235	716,145
As of December 31, 2006				
Cost	406,686	444,423	6,680	857,789
Accumulated amortization	—	(141,199)	(445)	(141,644)
Net book amount	406,686	303,224	6,235	716,145

6. Intangible assets *(Continued)*

Impairment tests for goodwill:

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to business segment. A segment level summary of the goodwill allocation is presented below:

	Group and the Company	
	2006	2005
Business segment	***RMB'000***	*RMB'000*
Alumina	**189,419**	189,419
Primary aluminum	**217,267**	217,267
	406,686	406,686

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flows projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The key assumptions used for value-in-use calculations included budgeted gross margin and pre-tax discount rate applied to cash flow projections.

As of December 31, 2006, there was no impairment loss in the value of goodwill.

7. Property, plant and equipment

	Group					
	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As January 1, 2005						
Cost	13,865,572	26,842,329	1,069,879	278,957	10,625,611	52,682,348
Accumulated depreciation and impairment	(4,710,847)	(13,199,429)	(590,502)	(134,015)	(21,322)	(18,656,115)
Net book amount	9,154,725	13,642,900	479,377	144,942	10,604,289	34,026,233
Year ended December 31, 2005						
Opening net book amount	9,154,725	13,642,900	479,377	144,942	10,604,289	34,026,233
Additions	54,504	77,409	6,835	19,142	8,183,093	8,340,983
Transfers/reclassification	2,766,263	9,171,673	390,699	4,377	(12,333,012)	—
Depreciation	(522,206)	(1,668,296)	(283,828)	(33,673)	—	(2,508,003)
Impairment loss *(Note 27)*	—	—	—	—	(4,225)	(4,225)
Disposals	(18,205)	(54,217)	(8,514)	(445)	—	(81,381)
Closing net book amount	11,435,081	21,169,469	584,569	134,343	6,450,145	39,773,607
As December 31, 2005						
Cost	16,597,541	35,765,040	1,357,423	279,679	6,467,021	60,466,704
Accumulated depreciation and impairment	(5,162,460)	(14,595,571)	(772,854)	(145,336)	(16,876)	(20,693,097)
Net book amount	11,435,081	21,169,469	584,569	134,343	6,450,145	39,773,607

7. Property, plant and equipment *(Continued)*

	Group					
	Buildings	**Plant and machinery**	**Motor vehicles and transportation facilities**	**Office and other equipment**	**Construction in progress**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended December 31, 2006						
Opening net book amount	11,435,081	21,169,469	584,569	134,343	6,450,145	39,773,607
Acquisition of subsidiaries *(Note 5)*	1,241,998	2,714,206	26,632	17,984	113	4,000,933
Additions	31,338	117,337	32,659	29,772	8,409,563	8,620,669
Transfers/reclassification	1,569,276	8,083,045	545,420	113,574	(10,311,315)	—
Depreciation	(625,497)	(2,681,667)	(123,128)	(38,231)	—	(3,468,523)
Impairment loss *(Note 27)*	(13,128)	(14,395)	(4,353)	(427)	—	(32,303)
Disposals	(20,671)	(90,680)	(8,484)	(547)	(136,461)	(256,843)
Closing net book amount	13,618,397	29,297,315	1,053,315	256,468	4,412,045	48,637,540
As December 31, 2006						
Cost	19,171,485	47,903,394	2,061,490	401,977	4,428,921	73,967,267
Accumulated depreciation and impairment	(5,553,088)	(18,606,079)	(1,008,175)	(145,509)	(16,876)	(25,329,727)
Net book amount	13,618,397	29,297,315	1,053,315	256,468	4,412,045	48,637,540

All the buildings of the Group and of the Company are located in the PRC.

The carrying amount of RMB715,055,000 (2005: Nil) and RMB2,288,231,000 (2005:Nil) was pledged as security for certain of the Group's short-term bank loans (Note 20(b)) and long-term loans (Note 20(a)), respectively.

Depreciation expenses of RMB31,085,000 (2005: RMB30,126,000) had been capitalized in inventories, RMB3,336,313,000 (2005: RMB2,401,900,000) charged to cost of goods sold, RMB4,242,000 (2005: RMB2,473,000) charged to selling and distribution expenses and RMB96,883,000 (2005: RMB73,504,000) charged to general and administrative expenses.

7. Property, plant and equipment *(Continued)*

During the year, the Group had capitalized interest on borrowings in property, plant and equipment amounted to RMB193,857,000 (2005: RMB304,122,000) (Note 28).

	Company					
	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2005						
Cost	12,850,944	24,298,413	1,034,390	246,080	6,391,167	44,820,994
Accumulated depreciation and impairment	(4,439,254)	(12,257,050)	(578,361)	(122,391)	(21,322)	(17,418,378)
Net book amount	8,411,690	12,041,363	456,029	123,689	6,369,845	27,402,616
Year ended December 31, 2005						
Opening net book amount	8,411,690	12,041,363	456,029	123,689	6,369,845	27,402,616
Additions	120,406	189,117	11,921	22,130	6,600,792	6,944,366
Transfers/reclassification	1,416,014	5,663,701	368,903	9,502	(7,458,120)	—
Depreciation	(479,676)	(1,505,555)	(282,429)	(32,810)	—	(2,300,470)
Impairment loss	—	—	—	—	(4,225)	(4,225)
Disposals	(22,618)	(45,698)	(8,401)	(430)	—	(77,147)
Closing net book amount	9,445,816	16,342,928	546,023	122,081	5,508,292	31,965,140
As of December 31, 2005						
Cost	14,314,626	29,833,617	1,304,227	259,421	5,525,168	51,237,059
Accumulated depreciation and impairment	(4,868,810)	(13,490,689)	(758,204)	(137,340)	(16,876)	(19,271,919)
Net book amount	9,445,816	16,342,928	546,023	122,081	5,508,292	31,965,140

7. Property, plant and equipment *(Continued)*

	Company					
	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Construction in progress	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Year ended December 31, 2006						
Opening net book amount	9,445,816	16,342,928	546,023	122,081	5,508,292	31,965,140
Additions	18,661	55,506	21,387	25,657	5,049,120	5,170,331
Transfers/reclassification	515,652	5,594,180	509,555	105,483	(6,724,870)	—
Depreciation	(471,758)	(2,038,758)	(113,620)	(35,966)	—	(2,660,102)
Impairment loss	(3,290)	(14,278)	(4,042)	(249)	—	(21,859)
Disposals	(6,354)	(62,701)	(7,028)	(385)	(118,004)	(194,472)
Closing net book amount	9,498,727	19,876,877	952,275	216,621	3,714,538	34,259,038
As of December 31, 2006						
Cost	14,200,886	35,688,431	1,913,039	347,176	3,731,414	55,880,946
Accumulated depreciation and impairment	(4,702,159)	(15,811,554)	(960,764)	(130,555)	(16,876)	(21,621,908)
Net book amount	9,498,727	19,876,877	952,275	216,621	3,714,538	34,259,038

8. Land use rights

The Group's and the Company's interests in land use rights represent prepaid operating lease payments in the PRC held on leases of between 10 to 50 years and their carrying amounts analyzed as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Opening	**62,275**	16,048	**56,849**	10,621
Acquisitions of subsidiaries *(Note 5)*	**577,358**	—	—	—
Additions	**44,269**	56,898	**36,501**	56,794
Amortization *(Note 27)*	**(35,298)**	(10,671)	**(26,840)**	(10,566)
Ending	**648,604**	62,275	**66,510**	56,849

All land use rights of the Group and of the Company are held on leases with remaining operating lease period within 45 years.

Land use rights of the Group of RMB248,528,000 (2005: Nil) were pledged as security for the Group's short-term bank loans (Note20(b)).

9. Investments in subsidiaries - Company

(a) Investments in subsidiaries

	Company	
	2006	2005
	RMB'000	*RMB'000*
Investments, at cost:		
Listed securities in the PRC *(Note)*	**965,196**	965,196
Unlisted securities	**3,260,039**	1,177,636
	4,225,235	2,142,832
Market value of listed securities	**10,843,200**	5,280,000

Note:

Listed securities in the PRC represent shares in Shandong Aluminum Industry Co., Ltd. (山東鋁業股份有限公司) ("Shandong Aluminum"), whose A shares are listed on the Shanghai Stock Exchange.

9. Investments in subsidiaries - Company *(Continued)*

(a) Investments in subsidiaries *(Continued)*

The following is a list of the principal subsidiaries as of December 31, 2006:

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held 2006	Equity interest held 2005	Principal activities
Shandongi Aluminum Industry Co., Ltd. (山東鋁業股份有限公司) *(Note 19(a))*	PRC	Joint stock company with limited liability listed on the Shanghai Stock Exchange	672,000,000 A shares of RMB1 each	71.43%	71.43%	Manufacture and distribution of alumina and primary aluminum
Shanxi Longmen Aluminum Co., Ltd. (山西龍門鋁業有限公司)	PRC	Company with limited liability	Paid up capital of RMB35,978,000	55%	55%	Manufacture and distribution of primary aluminum
The Institute of Shandong Qiyun Colored Metallurgy Engineering Co., Ltd (山東齊韻有色冶金工程設計院有限公司)	PRC	*(Note (ii))*	Paid up capital of RMB9,900,000	100%	100%	Design of production process and provision of technical consulting services
Zibo Wancheng Industrial Trading Co., Ltd. (淄博萬成工貿有限公司)	PRC	Company with limited liability	Paid up capital of RMB13,830,000	100%	100%	Provision of repair and maintenance services for electrical plant and machinery
Zhengzhou Hicer Hitech Ceramics Co., Ltd. (鄭州海賽高科技陶瓷有限責任公司)	PRC	Company with limited liability	Paid up capital of RMB5,000,000	80%	80%	Manufacture and distribution of ceramic products
Shanxi Aluminum Factory Carbon Plant (山西鋁廠碳素廠)	PRC	*(Note (i))*	Paid up capital of RMB11,820,000	72.57%	72.57%	Manufacture and distribution of electrode
China Aluminum International Trading Corp., Ltd. (中鋁國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB200,000,000	90.5%	90.5%	Import and export activities

9. Investments in subsidiaries - Company *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held 2006	Equity interest held 2005	Principal activities
Shandong Aluminum Electronic Technology Co., Ltd (山東山鋁電子技術有限公司)	PRC	Company with limited liability	Paid up capital of RMB20,000,000	53.57%	53.57%	Manufacture and distribution of electronic products
Research & Design Institute of China Great Wall Aluminum Corporation (中國長城鋁業公司設計院)	PRC	*(Note (i))*	Paid up capital of RMB2,000,000	100%	100%	Design provision of technical consulting services
Shanxi Huazhe Aluminum and Electicity Co., Ltd. (山西華澤鋁電有限公司)	PRC	Company with limited liability	Paid up capital of RMB1,500,000,000	60%	60%	Manufacture and trading of primary aluminum products, and the generation of electricity
Aluminum Corporation of China Hong Kong Ltd. (中國鋁業香港有限公司)	Hong Kong	Company with limited liability	Paid up capital of HK$7,000,000	100%	100%	Foreige investment and alumina import and export activities
China Aluminum Qinghai International Trading Corp., Ltd (中鋁青海國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	81.45%	81.45%	Import and export activities
Chalco Foshan Trading Co., Ltd (中鋁佛山貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB10,000,000	89.60%	89.60%	Trading of alumina and primary aluminum products
Chalco Chongqing Trading Co., Ltd (中鋁重慶銷售有限公司)	PRC	Company with limited liability	Paid up capital of RMB3,000,000	90.05%	90.05%	Trading of alumina and primary aluminum products

9. Investments in subsidiaries - Company *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held 2006	Equity interest held 2005	Principal activities
China Aluminum International Shipping and Forwarding (Beijing) Corp., Ltd (中鋁國貿(北京)貨運有限公司)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	88.69%	88.69%	Transportation of services
Chalco Kelin Aluminum of Shanghai Co., Ltd (上海中鋁凱林鋁業有限公司)	PRC	Company with limited liability	Paid up capital of RMB3,000,000	89.60%	89.60%	Trading of colored metallurgy materials and bauxite
Chalco Western Qinghai Int'l Trading Co., Ltd. (中鋁青海西部國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB15,000,000	81.45%	81.45%	Import and export activities
Shanxi Huatai Coal Co., Ltd. (山西華泰炭素有限責任公司)	PRC	Company with limited liability	Paid up capital of RMB42,000,000	98.34%	98.34%	Production and distribution of coal related products
Chalco Shandong International Trading Co. Ltd. (中鋁山東國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB10,000,000	81.90%	81.90%	Import and export activities
Chalco Henan International Trading Co. Ltd. (中鋁河南國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB3,000,000	81.90%	81.90%	Import and export activities
Fushun Aluminum Co., Ltd (撫順鋁業有限公司)	PRC	Company with limited liability	Paid up capital of RMB500,000,000	100%	–	Production and trading of primary aluminum products
Zunyi Aluminum Co., Ltd (遵義鋁業股份有限公司)	PRC	Company with limited liability	Paid up capital of RMB330,000,000	61.29%	–	Production and trading of primary aluminum products

9. Investments in subsidiaries - Company *(Continued)*

(a) Investments in subsidiaries *(Continued)*

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held 2006	2005	Principal activities
Shandong Huayu Aluminum and Power Co., Ltd. (山東華宇鋁電有限責任公司)	PRC	Company with limited liability	Paid up capital of RMB899,500,000	55%	—	Production and trading of primary aluminum products
Gansu Hualu Aluminum Co., Ltd (甘肅華鷺鋁業股份有限公司)	PRC	Company with limited liability	Paid up capital of RMB530,000,000	51%	—	Production and trading of primary aluminum products
Shanxi Huasheng Aluminum Co., Ltd (山西華聖鋁業有限責任公司)	PRC	Company with limited liability	Paid up capital of RMB1,000,000,000	51%	—	Production and trading of primary aluminum products
Chalco Zunyi Alumina Co., Ltd (中國鋁業遵義氧化鋁有限公司)	PRC	Company with limited liability	Paid up capital of RMB280,000,000	67%	—	Production and trading of alumina products

Notes:

(i) *As of December 31, 2006, the legal status of these subsidiaries was "state-owned enterprise". The Company is in the process of rectifying the legal status of these subsidiaries which have been consolidated into the Group's financial statements as the Directors are of the opinion that these enterprises meet the criteria of being a subsidiary.*

(ii) *The Chinese name of the subsidiary had been changed to The Design Institute of Shandong Qiyun Colored Metallurgy Engineering Co., Ltd. (山東齊韻有色冶金工程設計院有限公司) from The Design Institute of Shandong Aluminum Corporation (山東鋁業公司設計院). Its paid-up capital was increased to RMB9,900,000 from RMB3,000,000 through utilizing its statutory surplus reserve.*

The English names of the above subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

10. Interests/investments in jointly controlled entities/associates

(a) Interests/investments in jointly controlled entities

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity investments, at cost	**—**	—	**590,633**	187,819
Share of net assets	**575,794**	184,399	**—**	—
	575,794	184,399	**590,633**	187,819

Movements in interests in jointly controlled entities are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**184,399**	66,877	**187,819**	70,669
Additions	**402,814**	117,150	**402,814**	117,150
Share of (losses)/profits	**(11,419)**	372	**—**	—
End of the year	**575,794**	184,399	**590,633**	187,819

As of December 31, 2006, jointly controlled entities of the Group are as follows:

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held 2006	Equity interest held 2005	Principal activities
Shanxi JinXin Aluminum Co., Ltd (山西晉信鋁業有限公司)	PRC	Company with limited liability	Paid up capital of RMB20,000,000	50%	50%	Production and distribution of primary aluminum
Guangxi Huayin Aluminum Co. Ltd. (廣西華銀鋁業有限公司) *(Note 35(b)(i))*	PRC	Company with limited liability	Paid up capital of RMB1,735,650,000	33%	33%	Production and distribution of alumina

10. Interests/investments in jointly controlled entities/associates *(Continued)*

(a) Interests/investments in jointly controlled entities *(Continued)*

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

The Group's share of interests in its jointly controlled entities is as follows:

	2006	2005
	RMB'000	*RMB'000*
Assets:		
Non-current assets	**607,188**	157,963
Current assets	**615,473**	198,617
	1,222,661	356,580
Liabilities:		
Non-current liabilities	**639,506**	17,618
Current liabilities	**7,361**	154,563
	646,867	172,181
Net assets	**575,794**	184,399
Income	**14,644**	50,720
Expenses	**(26,063)**	(50,348)
(Loss)/profit after income tax	**(11,419)**	372
Proportionate interests in jointly controlled entities' commitments	**1,612,295**	2,116,552

There are no material contingent liabilities relating to the Group's interests in the jointly controlled entities, and no material contingent liabilities of the jointly controlled entities themselves.

10. Interests/investments in jointly controlled entities/associates *(Continued)*

(b) Interests/investments in associates

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted securities *(Note (i))*	**—**	—	**75,600**	75,600
Listed securities in the PRC *(Notes (ii) and (iii))*	**—**	—	**1,015,892**	768,438
Share of net assets	**1,273,226**	886,375	**—**	—
	1,273,226	886,375	**1,091,492**	844,038

As of December 31, 2006, the market value of listed securities held by the Company amounted to RMB3,130,111,000 (2005: RMB744,072,000).

Movements in interests in associates are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**886,375**	45,000	**844,038**	45,000
Additions *(Note (ii))*	**305,382**	814,428	**247,454**	799,038
Share of profits	**105,141**	26,947	**—**	—
Dividend	**(23,672)**	—	**—**	—
End of the year	**1,273,226**	886,375	**1,091,492**	844,038

10. Interests/investments in jointly controlled entities/associates *(Continued)*

(b) Interests/investments in associates *(Continued)*

Notes:

(i) Unlisted securities represent investment in Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co. Ltd. (焦作煤業集團新鄉 (趙固) 能源有限責任公司) ("Jiaozuo Energy "), which was set up between the Company and Jiaozuo Coal (Group) Co., Ltd. (焦作煤業 (集團) 有限責任公司). The Company has invested RMB75,600,000 and has 30% equity interest in this associate. The principal activity of the associate is coal production in Henan. As of December 31, 2006, this associate was still at the development stage.

(ii) In September 2006, the Company acquired 29% equity interest in Jiaozuo Wanfang Aluminum Manufacturing Company Ltd. (焦作萬方鋁業股份有限公司) ("Jiaozuo Wanfang"), a company principally engaged in manufacturing and trading of primary aluminium at a cash consideration of RMB247,454,000. The acquisition resulted in an excess of interest in the net fair value of net assets acquired over cost of RMB57,928,000 which is recognized in the income statement during the year (Note 24).

(iii) Listed securities represent investments in Lanzhou Aluminum Corporation Ltd. (蘭州鋁業股份有限公司) ("Lanzhou Aluminum") (Note 19(a)) and Jiaozuo Wanfang, both companies with their A shares listed on the Shanghai Stock Exchange in the PRC. The principal activities of Lanzhou Aluminum and Jiaozuo Wanfang are the manufacturing and trading of primary aluminium in the PRC.

As of December 31, 2006, associates of the Group are as follows:

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held 2006	Equity interest held 2005	Principal activities
Jiaozuo Energy	PRC	Company with limited liability	Paid up capital of RMB252,000,000	30%	30%	Coal production
Lanzhou Aluminum	PRC	Company with limited liability	Paid up capital of RMB542,326,578	28%	28%	Trading and production of primary aluminum and aluminum-fabricated products
Jiaozuo Wanfang	PRC	Company with limited liability	Paid up capital of RMB480,176,083	29%	—	Trading and production of primary aluminum products

10. Interests/investments in jointly controlled entities/associates *(Continued)*

(b) Interests/investments in associates *(Continued)*

The Group's share of interests in its associates is as follows:

Name	Assets	Liabilities	Revenues	Profit	% Interest held
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	
As of December 31, 2005					
Jiaozuo Energy	95,118	19,518	—	—	30%
Lanzhou Aluminum	1,247,867	437,092	586,178	26,947	28%
	1,342,985	456,610	586,178	26,947	
As of December 31, 2006					
Jiaozuo Energy	150,876	75,276	—	—	30%
Lanzhou Aluminum	1,948,081	1,055,695	973,431	81,611	28%
Jiaozuo Wanfang	890,504	585,264	277,950	23,530	29%
As of December 31, 2006	2,989,461	1,716,235	1,251,381	105,141	

The English names of certain associates represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

11. Available-for-sale financial assets

Available-for-sale financial assets are investments in shares of fellow subsidiaries and other equity investments denominated in RMB, and are unquoted equity securities in which no quoted market prices for such financial assets are available in the PRC. They are stated at cost as a reasonable estimate of fair value could not be made without incurring excessive costs and they are not material to the Group's consolidated financial statements.

12. Inventories

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**3,337,349**	3,016,770	**2,396,812**	2,448,928
Work in progress	**3,199,175**	2,144,369	**2,283,194**	1,639,186
Finished goods	**1,929,092**	1,489,061	**952,652**	635,268
Production supplies	**570,766**	584,531	**478,806**	565,120
	9,036,382	7,234,731	**6,111,464**	5,288,502

The cost of inventories recognized as expenses and included in cost of goods sold in the consolidated income statement amounted to RMB41,016,734,000 (2005: RMB24,822,109,000).

13. Accounts receivable

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables	**671,178**	457,556	**325,810**	341,300
Less: Provision for impairment of receivables	**(312,572)**	(278,395)	**(229,942)**	(225,837)
	358,606	179,161	**95,868**	115,463
Trade receivables from related parties	**254,232**	246,919	**883,162**	608,836
Less: Provision for impairment of receivables	**(156,406)**	(176,458)	**(157,507)**	(176,458)
	97,826	70,461	**725,655**	432,378
	456,432	249,622	**821,523**	547,841
Bills receivable *(Note)*	**1,569,730**	711,569	**847,714**	494,943
	2,026,162	961,191	**1,669,237**	1,042,784

13. Accounts receivable *(Continued)*

Certain of the Group's sales were on advance payment or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted. As of December 31, 2006, the aging analysis of trade receivables, net of provision, is as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**304,522**	112,013	**665,808**	453,815
Between 2 and 6 months	**113,671**	55,670	**37,679**	19,828
Between 7 and 12 months	**8,552**	39,973	**93,463**	39,214
Between 1 and 2 years	**10,627**	21,530	**8,618**	17,645
Over 2 years	**19,060**	20,436	**15,955**	17,339
	456,432	249,622	**821,523**	547,841

Note:

Bills receivable are bills of exchange with maturity dates within six months.

14. Other current assets

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Purchase deposits to suppliers	**1,072,882**	652,225	**143,397**	194,165
Deposits and prepayments	**350,295**	183,962	**229,647**	95,590
Value-added tax recoverable	**107,454**	42,073	**41,761**	25,732
Financial assets at fair value through profit or loss *(Note)*	—	5,540	—	5,040
Interest receivable	**28,267**	180	**28,153**	180
Other receivables	**74,001**	36,775	**58,013**	26,525
	1,632,899	920,755	**500,971**	347,232
Receivables from related parties	**229,692**	248,266	**1,031,045**	259,355
	1,862,591	1,169,021	**1,532,016**	606,587

Notes:

As of December 31, 2005, financial assets at fair value through profit or loss represented PRC treasury bonds and were disposed of during 2006.

As of December 31, 2006, the balances of the Group and of the Company were stated net of provision for doubtful receivables of RMB270,743,000 (2005: RMB249,428,000) and RMB253,647,000 (2005: RMB248,253,000), respectively.

The maximum exposure to credit risk in respect of the above other current assets at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

15. Cash and cash equivalents

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash at bank and in hand	**9,802,775**	7,597,727	**6,982,831**	6,174,019
Time deposits	**3,000,000**	—	**3,000,000**	—
	12,802,775	7,597,727	**9,982,831**	6,174,019

The effective interest rate on time deposits ranged from 2.25% to 2.52% (2005: Nil of time deposits); these time deposits have an average maturity of 183 days to 365 days.

The Group and the Company's cash and cash equivalents were denominated in the following currencies:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Renminbi denominated *(Note)*	**12,351,042**	7,536,106	**9,785,366**	6,173,535
U.S. Dollar denominated	**239,493**	57,976	**656**	484
Hong Kong Dollar denominated	**9,461**	2,745	**—**	—
Euro Dollar denominated	**3,983**	900	**—**	—
Australian Dollar denominated	**196,809**	—	**196,809**	—
Swiss Francs denominated	**1,987**	—	**—**	—
	12,802,775	7,597,727	**9,982,831**	6,174,019

Note:

RMB is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material difference between future exchange rate and the current exchange rate or historical exchange rate. The Group believes that it is able to obtain sufficient foreign exchange for the performance of its relevant obligations.

15. Cash and cash equivalents *(Continued)*

For the purpose of the cash flow statement, time deposits with original maturity more than 3 months are excluded from cash and cash equivalents as follows:

	Group	
	2006	2005
	RMB'000	*RMB'000*
Cash at bank and in hand, and time deposits	**12,802,775**	7,597,727
Less: Time deposits with original maturity more than 3 months	**(3,000,000)**	—
Cash and cash equivalents for the purpose of the cash flow statement	**9,802,775**	7,597,727

16. Deferred income tax

Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Deferred tax assets:				
- Deferred tax asset to be recovered after more than 12 months	**64,679**	90,229	**29,641**	33,140
- Deferred tax asset to be recovered within 12 months	**342,236**	318,645	**277,465**	282,395
	406,915	408,874	**307,106**	315,535
Deferred tax liabilities:				
- Deferred tax liabilities to be settled after more than 12 months	**197,070**	176,991	**192,960**	184,854
	209,845	231,883	**114,146**	130,681

The gross movement on the deferred income tax account is as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**231,883**	140,316	**130,681**	96,276
Acquisition of subsidiaries *(Note 5)*	**33,174**	—	**—**	—
(Charged)/credited to the income statement *(Note 29)*	**(55,212)**	91,567	**(16,535)**	34,405
End of the year	**209,845**	231,883	**114,146**	130,681

16. Deferred income tax *(Continued)*

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred tax assets:

	Group											
	Provision for receivable and inventories		Impairment of property, plant and equipment		Accrued wages		Tax losses		Others		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1,	54,797	60,681	43,152	46,902	240,606	182,790	46,541	—	23,778	16,997	408,874	307,370
Acquisition of subsidiaries *(Note 5)*	12,860	—	12,453	—	6,732	—	—	—	1,129	—	33,174	—
(Credited)/charged to the income statement	(10,397)	(5,884)	(3,929)	(3,750)	17,869	57,816	(34,260)	46,541	(4,416)	6,781	(35,133)	101,504
As of December 31,	57,260	54,797	51,676	43,152	265,207	240,606	12,281	46,541	20,491	23,778	406,915	408,874

	Company									
	Provision for receivable and inventories		Impairment of property, plant and equipment		Accrued wages		Others		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
As of January 1,	39,635	47,167	32,603	36,207	222,108	166,648	21,189	13,308	315,535	263,330
(Credited)/charged to the income statement	(10,464)	(7,532)	(3,498)	(3,604)	10,922	55,460	(5,389)	7,881	(8,429)	52,205
As of December 31,	29,171	39,635	29,105	32,603	233,030	222,108	15,800	21,189	307,106	315,535

16. Deferred income tax *(Continued)*

Movement of deferred tax liabilities:

	Capitalization of borrowing costs			
	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1,	**176,991**	167,054	**184,854**	167,054
Charged to the income statement	**20,079**	9,937	**8,106**	17,800
As of December 31,	**197,070**	176,991	**192,960**	184,854

17. Accounts payable

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables	**2,651,048**	2,584,557	**1,960,804**	1,991,259
Trade payables to related parties	**188,415**	54,526	**154,663**	87,469
	2,839,463	2,639,083	**2,115,467**	2,078,728
Bills payable *(Note)*	**48,010**	10,166	**—**	—
	2,887,473	2,649,249	**2,115,467**	2,078,728

17. Accounts payable *(Continued)*

As of December 31, 2006, the aging analysis of the trade payables is as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**2,306,560**	1,804,096	**1,814,931**	1,418,098
Between 2 and 6 months	**434,248**	639,520	**213,951**	486,718
Between 7 and 12 months	**871**	131,596	**31,874**	126,701
Between 1 and 2 years	**46,348**	22,806	**25,137**	10,158
Between 2 and 3 years	**5,557**	7,279	**3,140**	6,380
Over 3 years	**45,879**	33,786	**26,434**	30,673
	2,839,463	2,639,083	**2,115,467**	2,078,728

Note:

Bills payable are repayable within six months.

18. Other payables and accruals

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Construction costs payable	**1,561,500**	1,629,934	**1,132,658**	1,232,748
Sales deposits from customers	**1,577,694**	1,571,884	**690,877**	1,143,621
Accrued payroll and bonus	**1,027,737**	934,869	**903,900**	875,081
Staff welfare payable	**304,356**	221,898	**220,312**	199,530
Accrued contributions to retirement schemes	**21,843**	12,174	**16,049**	8,497
Taxes other than income taxes payable *(Note (a))*	**454,033**	256,990	**376,157**	363,286
Unrealized loss on futures contracts *(Note (b))*	**5,703**	8,360	**—**	—
Consideration payable in respect of acquisition of business *(Note 5)*	**400,000**	—	**400,000**	—
Retention monies on construction projects	**131,083**	54,766	**104,687**	54,693
Dividend payable	**40,808**	—	**24,921**	—
Others	**409,127**	238,615	**280,024**	209,597
	5,933,884	4,929,490	**4,149,585**	4,087,053
Amount due to related parties	**936,749**	655,827	**718,236**	1,459,150
	6,870,633	5,585,317	**4,867,821**	5,546,203

18. Other payables and accruals *(Continued)*

Notes:

(a) *Taxes other than income taxes payable mainly comprise accruals for value-added tax, land use tax and city construction tax.*

(b) *The fair value of futures contracts are based on quoted market prices. As of December 31, 2006, the Group's position in futures contracts and options of aluminum is as follows:*

	As of December 31, 2006					As of December 31, 2005				
	Tonnes	Contract value *RMB'000*	Market value *RMB'000*	Unrealized gain/(loss) *RMB'000*	Maturity	Tonnes	Contract value *RMB'000*	Market value *RMB'000*	Unrealized gain/(loss) *RMB'000*	Maturity
Futures contracts:										
- Short	13,500	283,896	295,042	(11,146)	January 2007 to April 2007	5,000	83,644	92,004	(8,360)	February 2007 to May 2007
- Long	20,000	438,423	440,178	1,755	January 2007	—	—	—	—	—
Options:										
- Sales	31,000	23,543	19,855	3,688	January 2007 to December 2007	—	—	—	—	—
				(5,703)					(8,360)	

19. Issued capital and reserves

(a) Share capital - Company

	Group and the Company	
	Number of shares	Share capital *RMB'000*
At January 1, 2005 and January 1, 2006	11,049,876,153	11,049,876
Issuance of shares	600,000,000	600,000
At December 31, 2006	11,649,876,153	11,649,876

As of December 31, 2006 and 2005, all issued shares are registered and fully paid, divided into 11,649,876,153 shares (2005: 11,049,876,153 shares) of RMB1.00 each, comprising 7,705,910,185 domestic shares and 3,943,965,968 H shares (2005: 7,750,010,185 domestic shares and 3,299,865,968 H shares).

On May 9, 2006, the Company entered into a placing agreement to place 600,000,000 new H shares, representing approximately 5.43% of the issued shares of the Company (before the placement), at a price of HK$7.25 per share (the "Placement"). In connection with the Placement, the National Social Security Fund Council (the "NSSF") of the PRC entrusted the Company to effect a sale of a total of 44,100,000 H shares upon conversion of the same number of existing domestic shares that are to be allocated from Aluminum Corporation of China ("Chinalco"), the parent company of the Company (Note 37), to NSSF as part of the Placement. Total proceeds from the placement amounted to RMB4,502,492,000 and total issuance cost amounted to approximately RMB112,023,000.

At the 2005 Annual General Meeting held on May 10, 2006, the Board approved the Company to submit applications to China Securities Regulatory Commission for the issuance of a maximum of 1,500,000,000 A shares to the PRC public, and to the Shanghai Stock Exchange for the listing of its A shares thereon. The amount to be raised from the proposed A Share issuance is expected to be not more than RMB8 billion. On February 27, 2007, the Company's shareholders approved the Company to issue no more than 1,500,000,000 domestically listed Renminbi-denominated ordinary shares with nominal value of RMB1.00 each by way of share exchange to acquire the remaining equity interest in Shandong Aluminum and Lanzhou Aluminum. The issuance is structured by way of share exchange with the existing shareholders of Shandong Aluminum and Lanzhou Aluminum other than the Company, at an issuance price of RMB6.60 per share. The Company will not raise any funds from the public. As of the approval date of these financial statements, the preparation of the above transactions is currently in progress.

19. Issued capital and reserves *(Continued)*

(b) Reserves

	Company				
	Capital reserve *(Note (b)(i))* *RMB'000*	Statutory surplus reserve *(Note (b)(ii))* *RMB'000*	Statutory public welfare fund *(Note (b)(iii))* *RMB'000*	Retained earnings *(Note (b)(iv))* *RMB'000*	Total *RMB'000*
As of January 1, 2005	6,204,045	1,125,557	1,125,557	6,833,637	15,288,796
Profit for the year	—	—	—	6,772,745	6,772,745
Transfers	14,711	688,619	688,619	(1,391,949)	—
Dividends	—	—	—	(1,944,778)	(1,944,778)
As of December 31, 2005	6,218,756	1,814,176	1,814,176	10,269,655	20,116,763
Retained earnings represented by:					
2005 final dividend proposed				2,364,673	
Unappropriated retained earnings				7,904,982	
Retained earnings as of December 31, 2005				10,269,655	
As of January 1, 2006,	6,218,756	1,814,176	1,814,176	10,269,655	20,116,763
Transfers	—	2,963,839	(1,814,176)	(1,149,663)	—
Issuance of shares, net of issuance costs	3,790,469	—	—	—	3,790,469
Profit for the year	—	—	—	10,493,744	10,493,744
Dividends	—	—	—	(4,554,850)	(4,554,850)
As of December 31, 2006	10,009,225	4,778,015	—	15,058,886	29,846,126

As of December 31, 2006, all retained earnings were unappropriated.

19. Issued capital and reserves *(Continued)*

(b) Reserves *(Continued)*

(i) Capital reserve

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Capital reserve represents:				
Premium on issue of shares upon group reorganization	**2,403,804**	2,403,804	**2,403,804**	2,403,804
Premium on subsequent issue of shares to the public	**7,294,597**	3,504,128	**7,294,597**	3,504,128
Gain on waiver of interest	**171,964**	171,964	**171,964**	171,964
Other reserve	**138,860**	138,860	**138,860**	138,860
	10,009,225	6,218,756	**10,009,225**	6,218,756

Capital reserve can only be used to increase share capital. Pursuant to the PRC accounting standards on debt restructuring, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer has been made from retained earnings to reflect its non-distributable nature.

Other reserve represents contributions from Chinalco in respect of subsidies contributed by the Ministry of Finance of the PRC to Chinalco to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco; therefore can only be used to increase Chinalco's shares in the Company in the event that new issuance of shares is made in the future.

(ii) Statutory surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Statutory surplus reserve balance should not fall below 25% of the registered capital after the placing.

19. Issued capital and reserves *(Continued)*

(b) Reserves *(Continued)*

(iii) Statutory public welfare fund and discretionary surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once any capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

Prior to January 1, 2006, the Board of Directors determined on an annual basis the percentage of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory public welfare fund. Starting from January 1, 2006 onward, the Company is prohibited from providing further appropriation out of net profit to statutory public welfare fund pursuant to the revised Company Law. The balance of statutory public welfare fund as at January 1, 2006 was converted into statutory surplus reserve fund.

(iv) Retained earnings (accumulated losses)

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Company and subsidiaries	**17,097,679**	11,329,684	**15,058,886**	10,269,655
Jointly controlled entities	**(16,102)**	(4,683)	**—**	—
Associates	**132,088**	26,947	**—**	—
	17,213,665	11,351,948	**15,058,886**	10,269,655

20. Borrowings

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Non-current:				
Long-term bank loans *(Note (a))*	**8,480,736**	9,690,493	**3,210,936**	5,620,493
Current:				
Long-term bank loans *(Note (a))*	**2,350,818**	1,353,980	**2,229,218**	1,353,980
Short-term bank loans *(Note (b))*	**2,762,040**	2,378,998	**—**	580,000
Short-term bonds *(Note (c))*	**4,985,111**	1,970,840	**4,985,111**	1,970,840
	10,097,969	5,703,818	**7,214,329**	3,904,820
Total	**18,578,705**	15,394,311	**10,425,265**	9,525,313
Estimated fair value of long-term loans *(Note (a))*	**10,829,715**	11,043,601	**5,438,315**	6,973,601

20. Borrowings *(Continued)*

(a) Long-term bank loans

The maturity of long-term bank loans is as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**2,350,818**	1,353,980	**2,229,218**	1,353,980
In the second year	**2,082,658**	1,929,140	**1,361,058**	1,929,140
In the third to fifth year	**4,311,974**	4,866,941	**1,702,174**	3,686,941
After the fifth year	**2,086,104**	2,894,412	**147,704**	4,412
	10,831,554	11,044,473	**5,440,154**	6,974,473

As of December 31, 2006, long-term bank loans of the Group and of the Company of RMB494,000,000 and of Danish Krone 6,481,000 (equivalent to approximately RMB8,994,000) (2005: RMB494,000,000) and RMB494,000,000 and of Danish Krone 6,481,000 (equivalent to approximately RMB8,994,000) (2005: RMB494,000,000), respectively, were guaranteed by Chinalco, the Company's parent company (Note 36).

Long-term bank loans of a subsidiary of RMB780,000,000 (2005: RMB780,000,000) were guaranteed by a minority shareholder of a subsidiary of the Company.

As of December 31, 2006, long-term bank loans of a subsidiary of RMB1,170,000,000 (2005: RMB1,100,000,000) were guaranteed by the Company.

Long-term bank loans of the Group and of the Company of RMB1,187,400,000 (2005:Nil) were pledged by property, plant and equipment (Note7) at the carrying amounts of RMB2,288,231,000 (2005: Nil).

As of December 31, 2006, long term bank loans of RMB4,122,160,000 (2005: RMB5,165,160,000) were provided by shareholders of the Company.

20. Borrowings *(Continued)*

(a) Long-term bank loans *(Continued)*

The characteristics of the Group's long-term bank loans as of December 31, 2006 are analyzed as follows:

Loan	Interest rate and final maturity	2006 *RMB'000*	2005 *RMB'000*
Renminbi-denominated loans:			
Development of production facilities	Variable interest rates ranging from 5.2% to 6.4% per annum as of December 31, 2006 with maturity dates through 2013 (2005: 4.9% to 6.1% per annum with maturity date through 2010)	**9,649,560**	10,021,160
Working capital	Variable interest rates ranging from 3.6% to 6.4% per annum as of December 31, 2006 with maturity dates through 2011 (2005: 3.6% to 5.2% per annum with maturity dates through 2009)	**1,173,000**	1,014,000
Danish Krone-denominated loans:			
Development of production facilities	Fixed interest rates 0.3% per annum as of December 31, 2006 with maturity dates through 2015 (2005: fixed interest rates 0.3% per annum with maturity dates through 2015)	**8,994**	9,313
		10,831,554	11,044,473

The estimated fair values of long-term loans (current portion included) are calculated based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debt with substantially the same characteristics and maturity dates. The discount rates as at December 31, 2006 and December 31, 2005 were approximately 5.2% and 4.0%, respectively. The estimated fair value of current borrowings approximates their carrying amounts.

20. Borrowings *(Continued)*

(b) Short-term bank loans

Short-term bank loans are dominated in following currencies:

	As of December 31,			
	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Renminbi	**2,762,040**	836,140	—	580,000
US Dollar	**—**	1,542,858	—	—
	2,762,040	2,378,998	—	580,000

The effective interest rates as of December 31, 2006 ranged from 4.86% to 5.85% (2005: 3.33% to 5.58%).

Short-term bank loans of RMB478,200,000 (2005: Nil) of certain subsidiaries were guaranteed by their then minority shareholders.

As of December 31, 2006, no short-term bank loans of subsidiaries were guaranteed by the Company (2005: RMB12,000,000 and US$191,180,000 (equivalent to RMB1,542,858,000)).

Short-term bank loans of RMB761,140,000 (2005: RMB264,140,000) were provided by a shareholder of the Company.

Short-term bank loans of RMB384,000,000 (2005: Nil) of a subsidiary were pledged by the related inventories.

Short-term bank loans of RMB612,700,000 (2005: Nil) of subsidiaries were pledged by property, plant and equipment (Note 7) and land use rights (Note 8) at the carrying amounts of RMB715,055,000 (2005: Nil) and RMB248,528,000 (2005: Nil), respectively.

The estimated fair value of short-term bank loans as of December 31, 2006 and 2005 approximates their carrying amounts.

20. Borrowings *(Continued)*

(c) Short-term bonds

In June 2005, the Company issued short-term bonds with a total face value of RMB2,000,000,000 at a discount (face value RMB100 per unit) with a maturity of one year for working capital purposes. The effective interest rate of these bonds was 3.33% per annum. These short-term bonds have matured and were fully redeemed in June 2006.

In May 2006, the Company issued short-term bonds with a total face value of RMB3,000,000,000 at par (face value RMB100 per unit) with a maturity of one year for working capital purposes. The coupon interest rate of these bonds is 3.13% per annum.

In December 2006, the Company was granted a qualification to issue the second tranche of corporate short-term bonds within a credit of RMB5 billion, and issued short-term bonds with a total face value of RMB2,000,000,000 at a discount (face value RMB100 per unit) and maturity of one year for working capital. The effective interest rate of these bonds is 3.44% (excluding other expenses). As of December 31, 2006, the short-term bonds were stated at net of discount of RMB1,934,312,000.

The estimated fair value of short-term bonds as of December 31, 2006 and 2005 approximates their carrying amounts.

(d) Banking facilities

As of December 31, 2006, the Group had total banking facilities of approximately RMB50,082 million (2005: RMB37,672 million), inclusive of long-term facilities of approximately RMB17,600 million (2005: RMB13,963 million) and other facilities of approximately RMB32,482 million (2005: RMB23,709 million). Out of the total banking facilities granted, amounts totaling RMB13,680 million have been utilized as of December 31, 2006 (2005: RMB13,423 million). Banking facilities of approximately RMB16,200 million will be subject to renewals in 2007. The Directors of the Company are confident that such banking facilities can be renewed upon expiration.

21. Turnover, revenue and segment information

The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized during the year are as follows:

	2006	2005
	RMB'000	*RMB'000*
Revenue		
Sales of goods and services, net of value-added tax	**61,015,134**	37,110,319
Other revenues *(Note)*		
Rendering of services	**138,401**	114,211
Sales of scrap and other materials	**376,598**	303,200
Supply of electricity, heat, gas and water	**366,132**	298,756
	881,131	716,167
Total revenues	**61,896,265**	37,826,486

Note:

Total other revenues and related cost of sales were previously classified as "net other revenues and gains" for the year ended December 31, 2005, they were separately presented as part of the total revenue and cost of goods sold, respectively, in the income statement for the year ended December 31, 2006.

Rendering of services mainly comprises revenues from the provision of transportation, machinery processing and production design services.

21. Turnover, revenue and segment information *(Continued)*

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

- Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

- Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

In addition, the Group also provides other services.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina and primary aluminum business carried out by Zhengzhou Research Institute and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

21. Turnover, revenue and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

Capital expenditure comprises additions to intangible assets and property, plant and equipment, including additions resulting from acquisitions through purchases of subsidiaries, investments in jointly controlled entities and associates.

	Year ended December 31, 2006					
	Alumina *RMB'000*	Primary aluminum *RMB'000*	Corporate and other services *RMB'000*	Inter-segment elimination *RMB'000*	Unallocated *RMB'000*	Group total *RMB'000*
Sales						
External sales	27,008,668	33,256,788	749,678	–	–	61,015,134
Inter-segment sales	10,603,395	–	–	(10,603,395)	–	–
	37,612,063	33,256,788	749,678	(10,603,395)	–	61,015,134
Operating profit (loss)/Segment results	13,341,914	4,476,108	(54,493)	(162,509)	(198,780)	17,402,240
Finance costs						(715,717)
Share of losses of jointly controlled entities	–	(11,419)	–	–	–	(11,419)
Share of profits of associates	–	105,141	–	–	–	105,141
Profit before income taxes						16,780,245
Income taxes						(4,393,561)
Profit for the year						12,386,684

Other segment items included in the income statement are as follows:

	Alumina	Primary aluminum	Corporate and other services	Inter-segment elimination	Unallocated	Group total
Depreciation and amortization	2,014,922	1,360,283	19,967	–	101,768	3,496,940
Impairment loss on property, plant and equipment	21,976	10,327	–	–	–	32,303
Provision for obsolete inventories	29,350	17,019	–	–	–	46,369
Provision for impairment of receivables	2,612	8,447	1,049	–	–	12,108

21. Turnover, revenue and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

	Year ended December 31, 2005					
	Alumina	Primary aluminum	Corporate and other services	Inter-segment elimination	Unallocated	Group total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Sales						
External sales	22,853,792	14,128,496	128,031	—	—	37,110,319
Inter-segment sales	5,191,749	—	—	(5,191,749)	—	—
	28,045,541	14,128,496	128,031	(5,191,749)	—	37,110,319
Operating profit (loss)/Segment results	10,312,306	231,940	(48,438)	(107,968)	(306,604)	10,081,236
Finance costs						(366,908)
Share of profits of jointly controlled entities	—	372	—	—	—	372
Share of profits of an associates	—	26,947	—	—	—	26,947
Profit before income taxes						9,741,647
Income taxes						(2,495,213)
Profit for the year						7,246,434

Other segment items included in the income statement are as follows:

	Alumina	Primary aluminum	Corporate and other services	Inter-segment elimination	Unallocated	Group total
Depreciation and amortization	1,713,281	743,264	41,177	—	27,222	2,524,944
Impairment loss on property, plant and equipment	4,225	—	—	—	—	4,225
Provision for obsolete inventories	11,337	1,847	—	—	—	13,184
Provision for impairment of receivables	19,566	5,267	635	—	—	25,468

21. Turnover, revenue and segment information *(Continued)*

Primary reporting format - business segments *(Continued)*

The segment assets and liabilities as of December 31, 2006 for the year then ended are as follows:

	Alumina	Primary aluminum	Corporate and other services	Inter-segment elimination	Unallocated	Group total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Assets	42,512,021	25,776,569	8,647,645	(1,028,076)	2,096,157	78,004,316
Liabilities	7,070,077	11,463,285	8,700,147	(1,028,076)	4,032,957	30,238,390
Capital expenditure	3,554,884	4,324,238	122,214	—	692,986	8,694,322

The segment assets and liabilities as at 31 December, 2005 for the year then ended are as follows:

	Alumina	Primary aluminum	Corporate and other services	Inter-segment elimination	Unallocated	Group total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Assets	35,445,213	16,563,819	6,153,200	(643,867)	1,491,514	59,009,879
Liabilities	9,373,274	6,332,311	4,767,800	(643,867)	4,975,467	24,804,985
Capital expenditure	5,369,606	2,793,892	124,811	—	129,623	8,417,932

Secondary reporting format - geographical segments

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

22. Selling and distribution expenses

	2006 RMB'000	2005 RMB'000
Transportation and loading	**567,522**	396,652
Packaging expenses	**183,871**	157,570
Port expenses	**44,147**	32,197
Salaries and welfare expenses	**28,615**	30,939
Sales commission and other handling fee	**16,150**	23,206
Marketing and advertising *(Note)*	**39,073**	33,780
Depreciation - non production property, plant and equipment	**4,242**	2,473
Others	**74,513**	43,680
	958,133	720,497

Note:

Marketing and advertising expenses were previously classified as "general and administrative expenses" for the year ended December 2005. They were reclassified as "selling and distribution expenses" for the year ended December 31, 2006.

23. General and administrative expenses

	2006	2005
	RMB'000	*RMB'000*
Salaries and welfare expenses	**561,149**	466,196
Taxes other than income taxes *(Note)*	**599,291**	383,925
Depreciation - non production property, plant and equipment	**96,883**	73,504
Amortization - land use rights	**35,298**	10,671
Traveling and entertainment	**152,859**	84,023
Utilities and office supplies	**60,473**	47,442
Repairs and maintenance	**33,883**	23,209
Insurance	**54,512**	46,539
Rental expenses		
- Head office	**57,045**	45,217
- Other branches and subsidiaries	**37,668**	12,783
Pre-operation expenses	**7,934**	42,379
Legal and professional fees	**73,979**	44,971
Auditor's remuneration		
- audit fees	**30,000**	14,660
- audit related fees	**4,253**	9,291
- other fees	**781**	978
Others	**286,661**	183,749
	2,092,669	1,489,537

Note:

Taxes other than income taxes mainly comprise land use tax, property tax and stamp duty.

24. Other income and other gains/(losses), net

	2006	2005
	RMB'000	*RMB'000*
Other income		
Interest income	**183,514**	89,363
Income from held-to-maturity investments	—	193
Interest waived *(Note (a))*	—	14,711
Government grants *(Note (b))*	**58,515**	5,440
	242,029	109,707
Other gains/ (losses)		
Realized and unrealized gain on future contracts, net	**86,633**	5,760
Gain on sales of financial assets at fair value through profit or loss	—	5,582
Excess of interest in the net fair value of net assets acquired over cost arising from acquisitions of		
- subsidiaries *(Note 5)*	**177,972**	—
- an associate *(Note 10(b)(ii))*	**57,928**	—
Others	**57**	(329)
	322,590	11,013
	564,619	120,720

Notes:

(a) *In 2005, the Company entered into an interest waiver agreement with the State Development Planning Commission to settle in full the outstanding loans of RMB19 million, under which agreement the interest payable on the outstanding loans was waived.*

(b) *The Group obtained and recognized government grants as income in respect of certain qualified technical improvement projects and capital investments.*

25. Staff costs

	2006 RMB'000	2005 RMB'000
Wages, salaries and bonus	**2,687,982**	2,317,347
Housing fund	**189,840**	154,977
Contributions to retirement schemes *(Note (a))*	**442,562**	390,713
Welfare and other expenses *(Note (b))*	**648,298**	546,531
	3,968,682	3,409,568

Notes:

(a) The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group is required to make monthly defined contributions to these plans at rates ranging from 15% to 20% (2005: 15% to 25%) of the employees' basic wages / salaries for the respective years. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of these schemes, which are operated by the respective governments, are held separately from the Company and its subsidiaries.

(b) Welfare and other expenses, including welfare, staff committee expenses, education expenses, unemployment insurance expenses are accrued based on 14% (2005: 14%) of the wages and recognized in the income statement.

Staff costs include remuneration payable to Directors, Supervisors and senior management as set out in Note 26.

26. Directors, Supervisors and senior management's remuneration

(a) Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payable to Directors and Supervisors of the Company during the year are as follows:

	2006 *RMB'000*	2005 *RMB'000*
Fees	**1,098**	1,097
Basic salaries, housing allowances, other allowances and benefits in kind	**3,107**	2,956
Discretionary bonus	**2,016**	2,265
Contributions to the retirement scheme	**106**	80
	6,327	6,398

The remuneration of each Director for the year ended December 31, 2006 is set out below:

Name of Director	Fees *RMB'000*	Salary *RMB'000*	Discretionary bonus *RMB'000*	Employer's contribution to retirement schemes *RMB'000*	Total *RMB'000*
2006:					
Xiao Yaqing	—	754	622	19	1,395
Xiong Weiping (Resigned on August 23, 2006)	—	423	346	12	781
Wang Dianzuo	266	—	—	—	266
Kang Yi	266	—	—	—	266
Luo Jianchuan	—	555	351	19	925
Chen Jihua	—	506	282	19	807
Joseph C. Muscari	150	—	—	—	150
Shi Chungui	150	—	—	—	150
Poon Yiu Kin	266	—	—	—	266
Zhang Chengzhong (Appointed on October 13, 2006)	—	506	282	19	807
	1,098	2,744	1,883	88	5,813

26. Directors, Supervisors and senior management's remuneration *(Continued)*

(a) Directors' and Supervisors' remuneration *(Continued)*

Name of Director	Fees	Salary	Discretionary bonus	Employer's contribution to retirement schemes	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
2005:					
Xiao Yaqing	—	762	594	20	1,376
Xiong Weiping	—	640	495	20	1,155
Wang Dianzuo	276	—	—	—	276
Chiu Chi Cheong, Clifton (Resigned on October 14, 2005)	212	—	—	—	212
Chen Xiaozhou (Resigned on March 27, 2005)	38	—	—	—	38
Kang Yi	276	—	—	—	276
Luo Jianchuan	—	566	335	20	921
Chen Jihua	—	508	269	20	797
Joseph C. Muscari	150	—	—	—	150
Shi Chungui (Appointed on June 9, 2005)	88	—	—	—	88
Poon Yiu Kin, Samuel (Appointed on October 14, 2005)	57	—	—	—	57
	1,097	2,476	1,693	80	5,346

The remuneration of the Directors and Supervisors fell within the following bands:

	Number of individuals	
	2006	2005
Nil to RMB1,000,000	**14**	12
RMB1,000,001 - RMB1,500,000	**1**	2

No Directors or Supervisors of the Company waived any remuneration during the respective years.

26. Directors, Supervisors and senior management's remuneration *(Continued)*

(b) Five highest paid individuals

The five individuals whose remuneration was the highest in the Group were as follows:

	Number of individuals	
	2006	2005
Directors and supervisors	**4**	3
Senior management	**1**	2

The five individuals whose remuneration were the highest in the Group for the year include four (2005: three) Directors whose remuneration are reflected in the analysis presented above. The remuneration payable to the remaining one individual (2005: two) during the year, are as follows:

	2006 *RMB'000*	2005 *RMB'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**506**	1,046
Discretionary bonus	**282**	538
Contributions to the retirement scheme	**19**	29
	807	1,613

27. Expenses charged to the income statement

	2006 *RMB'000*	2005 *RMB'000*
Amortization of intangible assets *(Note 6)*	**24,204**	36,396
Amortization of land use rights *(Note 8)*	**35,298**	10,671
Depreciation of property, plant and equipment, net of capitalization in inventories *(Note 7)*	**3,437,438**	2,477,877
Loss on disposal of property, plant and equipment *(Note 33)*	**55,579**	63,355
Impairment loss on property, plant and equipment *(Note 7)*	**32,303**	4,225
Operating lease rentals in respect of land and buildings	**334,357**	242,619
Provision for obsolete inventories	**46,369**	13,184
Provision for impairment of receivables	**12,108**	25,468

28. Finance costs

	2006	2005
	RMB'000	*RMB'000*
Interest on borrowings	**867,472**	708,600
Less: Amount capitalized in construction in progress *(Note (a))*	**(193,857)**	(304,122)
	673,615	404,478
Exchange loss/(gain), net *(Note (b))*	**42,102**	(37,570)
	715,717	366,908

Notes:

(a) *Borrowing costs arising on financing entered into for the construction of production facilities were capitalized during the year as property, plant and equipment (Note 7). A capitalization rate used was 5.15% (2005: 5.21%) per annum, representing the borrowing cost of the loan used to finance the construction of production facilities.*

(b) *The net exchange loss for the year ended December 31, 2006 was mainly due to the appreciation of RMB as the proceeds from the issuance of new H shares were received in Hong Kong Dollar. The net exchange gain for the year ended December 31, 2005 was mainly related to foreign currency denominated loans.*

29. Income tax expense

(a) The amount of taxation charged to the income statement represents:

	2006	2005
	RMB'000	*RMB'000*
Current taxation:		
PRC enterprise income tax	**4,382,581**	2,627,246
Over provision in prior years	**(44,232)**	(40,466)
Deferred tax *(Note 16)*	**55,212**	(91,567)
	4,393,561	2,495,213

29. Income tax expense *(Continued)*

(b) Three branches and a subsidiary of the Company located in the western region of China (namely Guangxi branch, Qinghai branch, Guizhou branch, China Aluminum Qinghai International Trading Corp., Ltd. (中鋁青海國際貿易有限公司) were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations of the three branches and of the subsidiary in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010 and from January 1, 2003 for a nine-year period to December 31, 2011, respectively, as long as they continue to engage in qualified operations in their respective regions. The relevant tax concessions are subject to review on a regular basis. In 2006, the above tax concessions had been confirmed and approved by respective tax authorities.

Chalco Western Qinghai Int'l Trading Co., Ltd. ("Western Trading"), a subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng 2003 No.35), starting from the commencement of its business, Western Trading is exempted from PRC income tax for the first 5 years and is at a preferential rate of 15% for the years after. The exemption of PRC income tax amounting to RMB44,007,000 (2005: RMB35,346,000) for the year ended December 31, 2005 was approved by the Qinghai Province Tax Bureau and the whole amount has been written-back in the current year.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, Chalco Kelin Aluminum of Shanghai Co., Ltd., a subsidiary of the Company, was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

Zunyi Aluminum, a subsidiary of the Company, is granted a tax concession and is taxed at a rate of 15% from January 1, 2005 for a 5-year period to December 31, 2010.

The current PRC income taxes of the Company, its subsidiaries and jointly controlled entities have been provided at the basic tax rate of 33% (2005: 33%) on the assessable profits for the respective years, except for those related to the above operations in the Group.

29. Income tax expense *(Continued)*

(c) The tax on the Group's profit before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	2006 *RMB'000*	2005 *RMB'000*
Profit before income tax	**16,780,245**	9,741,647
Tax calculated at a tax rate of 33%	**5,537,481**	3,214,744
Tax losses for which no deferred income tax asset was recognized	**5,369**	5,493
Income not subject to tax	**(218,644)**	(58,977)
Expenses not deductible for tax purposes	**244,564**	67,092
Utilization of prior years' unrecognized tax losses	**(30,109)**	(12,307)
Differential tax rates on the profit of certain branches and subsidiaries	**(1,032,399)**	(606,478)
Tax credit for capital expenditure *(Note)*	**(68,469)**	(73,888)
Over provision in prior years *(Note 29(b))*	**(44,232)**	(40,466)
Tax charge	**4,393,561**	2,495,213
Weighted average effective tax rate	**26.18%**	25.6%

Note:

This primarily represents incentive in the form of tax credit given by the relevant tax authorities in respect of production plant and equipment purchased in the domestic market.

Share of associates' income tax expenses for the year amounted RMB28,084,000 (2005: RMB4,166,000), were included in the consolidated income statement as share of profits of associates.

The jointly controlled entities did not incur any income tax expenses for the year (2005: Nil).

30. Profit attributable to equity holders of the Company

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB10,493,744,000 (2005: RMB6,772,745,000).

31. Earnings per share

The calculation of basic earnings per share is based on the Group's profit attributable to equity holders of the Company for the year ended December 31, 2006 of RMB11,744,676,000 (2005: RMB7,022,422,000) and the weighted average number of 11,439,465,194 shares (2005: 11,049,876,153 shares) in issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

32. Dividends

	2006	2005
	RMB'000	*RMB'000*
Interim - RMB0.188 (2005: Nil) per share	**2,190,177**	—
Proposed final - (Note) (2005: RMB0.214) per share	—	2,364,673
Total	**2,190,177**	2,364,673

Note:

Given the pending A share listing by the Company and the acquisitions of Shandong Aluminum and Lanzhou Aluminum by the Company, the Company will after completion of the proposed A share listing and the acquisitions of Shandong Aluminum and Lanzhou Aluminum declare the final dividend for the year ended December 31, 2006, which, based on 35% of the profit after tax and after deducting the interim dividend paid, would amount to a distributable profit of approximately RMB1,482,633,000. Such dividend, when declared, will be distributed to the new and existing shareholders of the Company. Due to the same reason, both Shandong Aluminum and Lanzhou Aluminum will not declare final dividend for the year ended December 31, 2006 and their retained earnings and reserves are distributable to the Company after the completion of the acquisitions.

33. Notes to the consolidated cash flow statement

(a) In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2006	2005
	RMB'000	*RMB'000*
Net book amount	**256,843**	81,381
Loss on disposal *(Note 27)*	**(55,579)**	(63,355)
Proceeds from disposal	**201,264**	18,026

(b) During the year, capital injection of RMB490,000,000 (2005: Nil) made by a minority shareholder of a subsidiary was in form of injection of net assets.

34. Litigation and contingent liabilities

(a) Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within 8 months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay approximately US$7.5 million (approximately RMB59 million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistent with its expressed intentions in the MOU.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the National Development and Reform Commission.

As of December 31, 2006, the Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment. Based on currently available information, the Directors believe that no provision is necessary.

(b) In 2006, Fushun Aluminum, a subsidiary of the Company, was claimed by several banks to be jointly liable for repayment of loans lent by the several banks to a third party and the claims by the banks are for repayment of a total bank loan of RMB971,193,000. In March 2007, Fushun Aluminum was claimed by another bank to be liable to the bank for repayment of bank loans lent by that bank to the third party in the sum of RMB283,681,000. Fushun Aluminum was acquired by the Company from the third party. The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on a fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claim is necessary as of December 31, 2006.

35. Commitments

(a) Capital commitments for property, plant and equipment as of December 31, 2006 and 2005 were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted but not provided for	**2,167,295**	560,600	**1,889,328**	555,921
Authorized but not contracted for	**6,033,229**	8,465,177	**5,940,091**	7,898,976
	8,200,524	9,025,777	**7,829,419**	8,454,897

(b) Commitments for capital contribution

(i) Pursuant to the resolution on June 19, 2005, of the Board of Directors of Guangxi Huayin Aluminum Co., Ltd. (廣西華銀鋁業有限公司) ("Guangxi Huayin"), a jointly controlled entity of the Company, it was resolved that the total investment in Guangxi Huayin be increased from RMB10 million to approximately RMB8,491 million. Pursuant to relevant PRC regulations, 25% of such total investment, i.e. an aggregate of approximately RMB2,133 million (of which RMB701 million represent the Company's share of contribution), have to be contributed by the shareholders in proportion to their equity interests in Guangxi Huayin as registered capital, which has agreed to be made by the shareholders in three instalments in each of 2005, 2006 and 2007.

On July 31, 2005, the shareholders of Guangxi Huayin (including the Company) entered into a supplemental agreement (the "Supplemental Agreement") to amend the Shareholders' Capital Contribution Agreement dated February 15, 2003, which further sets out the plan to increase the total investment and registered capital as required by Guangxi Huayin to carry out its initial alumina project (estimated initial annual production capacity of 1,600,000 tonnes).

According to the Supplemental Agreement, the Company will contribute an aggregate of approximately RMB701 million to the registered capital of Guangxi Huayin. Up to the date of the approval of these financial statements, the Company had made approximately RM573 million as capital contribution to Guangxi Huayin.

(ii) At December 31, 2006, the Company had commitment in respect of the injection of additional capital into Chalco Zunyi Alumina Co., Ltd (中國鋁業遵義氧化鋁有限公司), a subsidiary of the Company, of approximately RMB750,400,000.

35. Commitments *(Continued)*

(c) Commitments under operating leases as of December 31, 2006 and 2005 were as follows:

The Group and the Company had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Not later than one year	**300,877**	315,454	**278,959**	298,464
Later than one year and not later than five years	**1,203,507**	1,138,518	**1,115,838**	1,070,560
Later than five years *(Note)*	**10,928,245**	9,546,886	**10,483,182**	9,085,148
	12,432,629	11,000,858	**11,877,979**	10,454,172

Note:

These mainly represent commitments under operating leases in relation to land later than five years but not later than 45 years.

36. Related party balances and transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control or jointly control the other party, or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company and of its holding company, jointly controlled entities and associates. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, its subsidiaries, associates and jointly controlled entities (collectively "Chinalco Group") in the ordinary course of business. The management of the Company are of the view that it has provided meaningful disclosures of related party transactions through the disclosure of transactions with Chinalco and entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. State-owned enterprises and their subsidiaries, other than entities under Chinalco (also a state-owned enterprise), directly or indirectly controlled by the PRC government are also defined as related parties of the Group in accordance with HKAS 24 "Related Party Disclosures". In the normal course of its business, the Group may either enter into various transactions with one or more of such state-owned enterprises and their subsidiaries. Neither Chinalco nor the PRC government publishes financial statements for public use.

36. Related party balances and transactions *(Continued)*

(a) Related party balances with Chinalco Group

(i) Due from Chinalco Group

As of December 31, 2006, included in accounts receivable and other current assets, were amounts due from Chinalco Group as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables	**225,167**	230,609	**198,910**	228,291
Other receivables	**258,314**	317,691	**237,713**	292,959
	483,481	548,300	**436,623**	521,250
Less: Provision for impairment of receivables	**(220,052)**	(263,501)	**(220,052)**	(263,374)
	263,429	284,799	**216,571**	257,876

Other receivables from Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

36. Related party balances and transactions *(Continued)*

(a) Related party balances with Chinalco Group *(Continued)*

(ii) Due to Chinalco Group

As of December 31, 2006, included in accounts payable and other payables, were amounts due to Chinalco Group as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables	**179,674**	52,256	**120,310**	43,005
Other payables	**798,615**	623,994	**626,867**	531,021
	978,289	676,250	**747,177**	574,026

Other payables to Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

(b) Other related party balances

(i) Due from other related parties

As of December 31, 2006, amounts due from other related parties were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Jointly controlled entities	**14,618**	17,618	**14,618**	17,618
Associates	**13,799**	13,587	**438**	438
Subsidiaries	**—**	—	**1,522,350**	413,078
Others	**35,672**	2,723	**2,723**	2,723
	64,089	33,928	**1,540,129**	433,857

Amounts due from other related parties are unsecured, non-interest bearing and are repayable on demand.

36. Related party balances and transactions *(Continued)*

(b) Other related party balances *(Continued)*

(ii) Due to other related parties

As of December 31, 2006, amounts due to other related parties were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Jointly controlled entities	**1,155**	1,748	**1,155**	1,748
Associates	**25,211**	30,085	**25,211**	26,075
Subsidiaries	—	—	**90,252**	942,500
Others	**120,509**	2,270	**9,104**	2,270
	146,875	34,103	**125,722**	972,593

Amounts due to other related parties are unsecured, non-interest bearing and are repayable on demand.

36. Related party balances and transactions *(Continued)*

(c) Related party balances with other state-owned enterprises

Included in the consolidated balance sheet, were balances with other state-owned enterprises as follows:

	Group	
	2006	2005
	RMB'000	*RMB'000*
Current assets		
Accounts receivable and other current assets, net	**803,036**	1,531,743
Cash and cash equivalents	**12,802,775**	7,597,727
Non-current liabilities		
Long-term bank loans *(Note 20(a))*	**8,480,736**	9,690,493
Current liabilities		
Accounts payable and other liabilities	**1,527,451**	1,227,076
Current portion of long-term bank loans *(Note 20(a))*	**2,350,818**	1,353,980
Short-term bank loans *(Note 20(b))*	**2,762,040**	2,378,998
Short-term bonds *(Note 20(c))*	**4,985,111**	1,970,840

Except for cash at banks, loans and available-for-sale investments (included in other current assets) stated above, all the balances of assets and liabilities are unsecured, non-interest bearing and receivable or repayable within one year.

36. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the consolidated financial statements, significant related party transactions which were carried out in the normal course of the Group's business during the year were as follows:

	Note	2006 RMB'000	2005 RMB'000
Sales of materials and finished goods to:	(I)		
Chinalco Group		**4,030,852**	3,088,968
Jointly controlled entity		**11,109**	45,480
Associates		**1,342,997**	570,470
Others		**155,885**	85,509
		5,540,843	3,790,427
Provision of utility services to Chinalco Group	(II)	**298,259**	310,438
Provision of engineering, construction and supervisory services by Chinalco Group	(III)	**1,453,848**	2,176,041
Purchases of key and auxiliary materials from:	(IV)		
Chinalco Group		**2,558,883**	700,829
Associates		**585,835**	220,772
		3,144,718	921,601
Provision of social services and logistics services by Chinalco Group	(V)	**1,044,401**	951,247
Land and building rental charged by Chinalco Group	(VI)	**295,408**	253,805
Headquarters' office rental charged by Chinalco Group	(VI)	**50,660**	44,575

36. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties *(Continued)*

(I) Materials and finished goods sold to Chinalco Group during both periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are as covered by general agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

(i) Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(ii) If there is no State-prescribed price then adoption of State-guidance price;

(iii) If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv) If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(II) Utility services, including electricity, gas, heat and water, are supplied at the pricing policy as set out in (I)(i) above.

(III) Engineering, project construction and supervisory services were provided by Chinalco Group to the Company mainly for construction projects during the period. Provisions of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price as stated in (I)(ii) or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(IV) Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco Group are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (I)(i) above.

(V) Social services and logistics services were provided by Chinalco Group and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco Group. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services Agreement.

36. Related party balances and transactions *(Continued)*

(d) Related party transactions with Chinalco Group and other related parties *(Continued)*

(VI) Rental fee is payable to Chinalco Group for:

(i) Use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco Group.

(ii) For the year ended December 31, 2006, rental fee paid/payable was amounted to approximately RMB346 million (2005: RMB298 million).

(iii) Use of property as office premises according to the rental agreement signed in March 2005. The annual rent payable is about RMB62 million.

As of December 31, 2006, there existed the following arrangements entered into between the Group and Chinalco, fellow subsidiaries and other related parties:

(i) The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

(ii) Guarantees granted by Chinalco to banks for the loans borrowed to the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

36. Related party balances and transactions *(Continued)*

(e) Related party transactions with other state-owned enterprises:

	2006	2005
	RMB'000	*RMB'000*
Purchases of electricity	**7,877,466**	5,429,103
Sale of alumina	**16,905,474**	13,835,273
Sale of primary aluminum	**6,164,850**	1,930,230
Purchases of raw materials	**9,453,601**	3,221,041
Purchase of property, plant and equipment (including construction services and materials)	**2,856,005**	1,221,608
Long-term bank loans (repaid)/borrowed	**(212,919)**	2,579,152
Short-term bank loans borrowed	**383,042**	1,069,912
Interest income received	**183,514**	89,363
Issuance of short-term bonds	**3,014,271**	1,970,840
Bank charges paid	**7,186**	2,159
Interest expense paid	**867,472**	708,600

Related party transactions with other state-owned enterprises were conducted in the normal course of business at market rates.

(f) Key management compensation

	2006	2005
	RMB'000	*RMB'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**3,789**	4,023
Contributions to retirement scheme	**126**	116
Discretionary bonues	**2,493**	2,511
	6,408	6,650

37. Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company. As of December 31, 2006 and March 10, 2007 (being the date of the approval of the consolidated financial statements), Chinalco held 39.59% (2005: 42.14%) of the Company's issued share capital.

38. Subsequent events

Apart from those disclosed elsewhere in these financial statements, the following subsequent events occurred:

In February 2007, the Board approved the Company to issue long-term bonds up to RMB5 billion. The details as to the amount to be issued, its duration and interest rate will be determined subject to the approval by the relevant authorities and the prevailing market condition at the time of the issue. The proceeds raised from the bonds will be used mainly for renovation expansion projects of alumina and aluminum.

In March 2007, the Board revolved and approved the Company to issue short-term bonds with a principal amount of not more than RMB5 billion with a maturity period of one year, subject to shareholders' approval. The specific proposal and schedule of the issue will be subject to the approval of relevant authorities and the market condition. The net proceeds of the issue of short-term bonds will be principally used as working capital of the Company.

The consolidated financial statements for the years ended December 31, 2005 and December 31, 2006 have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") which are the accounting principles generally accepted in Hong Kong and may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

In preparing the summary of differences between HKFRS and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets and income taxes. Actual results could differ from those estimates.

Effect on net income of significant differences between HKFRS and U.S. GAAP is as follows:

	Note	2005 *RMB'000*	**2006** ***RMB'000***	**2006** ***US$'000***
Net income under HKFRS		7,246,434	**12,386,684**	**1,587,202**
U.S. GAAP adjustments:				
Depreciation of revalued property, plant and equipment	(a)	269,999	**269,999**	**34,597**
Unrecognized excess of interest in the net fair value of net assets acquired over cost	(c)	—	**(224,950)**	**(28,825)**
Amortization of revalued mining rights	(d)	9,307	**9,307**	**1,193**
Minority interest	(e)	(224,012)	**(642,008)**	**(82,265)**
Income tax effect of U.S. GAAP adjustments	(f)	(72,561)	**(72,561)**	**(9,298)**
Net income under U.S. GAAP		7,229,167	**11,726,471**	**1,502,604**
Basic and diluted net income per share under U.S. GAAP		RMB0.65	**RMB1.03**	**US$0.13**

(g) Other disclosure: Effects of tax holiday

Three branches and a subsidiary of the Company located in the western region of China were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations of the three branches and of the subsidiary in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010 and from January 1, 2003 for a nine-year period to December 31, 2011, respectively, as long as they continue to engage in qualified operations in their respective regions.

A subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng 2003 No.35), starting from the commencement of its business, the subsidiary is exempted from PRC income tax for the first 5 years and is at a preferential rate of 15% for the years after.

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, a subsidiary was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

A subsidiary is granted a tax concession and is taxed at a rate of 15% from January 1, 2005 for a 5-year period to December 31, 2010.

The aggregate amount and effect on earnings per share of the tax holiday under U.S. GAAP are as follows:

	2005 *RMB'000*	**2006** ***RMB'000***	**2006** ***US$'000***
The aggregate dollar effect of tax holiday	606,478	**1,032,399**	**132,289**
Effect on earnings per share - basic	RMB0.05	**RMB0.09**	**US$0.01**

(h) Recent U.S. accounting pronouncements

In July 2006, the financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Group is currently evaluating the impact of adopting FIN 48 on its consolidated financial position, cash flows and results of operations.

In September 2006, the FASB issued SFAS No. 157 "Fair value measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 becomes effective for the Company on January 1, 2008. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The adoption of SFAS 157 is not expected to have a material impact on the Group's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits an entity to measure certain financial assets and financial liabilities at fair value. The objective of SFAS No. 159 is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. Under SFAS No. 159, entities that elect the fair value option (by instrument) will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option election is irrevocable, unless a new election date occurs. SFAS No. 159 establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. This statement is effective for fiscal year beginning after November 15, 2007. The Group is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.

(h) Recent U.S. accounting pronouncements *(Continued)*

In September 2006, the Security Exchange Commission issued Staff Accountant Bulletin ("SAB") No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying the Misstatements in Current Year Financial Statements" that expresses the staff's views regarding the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. SAB No. 108 requires that companies utilize a dual approach to assess the quantitative effects of financial statement misstatements. The dual approach includes both an income statement focus and balance sheet focus assessment. The adoption of this bulletin did not have any effect on the Group's consolidated financial statements.

In June 2006, Emerging Issues Task Force ("EITF") issued No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3"). EITF 06-3 requires disclosure of the presentation of taxes on either a gross or a net basis as an accounting policy decision. The provisions of EITF 06-3 are effective for the Group from the fiscal year ended December 31, 2006. The adoption of EITF 06-3 did not have a material effect on the presentation of the Group's consolidated financial statements.

NOTICE IS HEREBY GIVEN that the 2006 Annual General Meeting ("**AGM**") of Aluminum Corporation of China Limited (the "**Company**") will be held at 10:00 a.m. on Friday, May 18, 2007 at the Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (the "**PRC**") for the following purposes:

ORDINARY RESOLUTIONS

1. To consider and approve the Report of the Directors of the Company for the year ended December 31, 2006;

2. To consider and approve the Report of the Supervisory Committee of the Company for the year ended December 31, 2006;

3. To consider and approve the report of the independent auditor and the audited financial statements of the Group and of the Company for the year ended December 31, 2006;

4. To consider and approve the proposal for profit distribution for the year ended December 31, 2006 that the Company will after completion of the proposed A share listing and the acquisitions of Shandong Aluminum Industry Co., Ltd. and Lanzhou Aluminum Co. Ltd. by the Company declare the final dividend for the year 2006.

5. To authorize the Board of Directors to determine the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2007;

6. to consider and approve the termination of office as a whole for the second Board of Directors in advance upon the conclusion of the forthcoming AGM; to consider and approve 7 directors among them to be appointed to the third Board of Directors; and to consider and approve 2 new director candidates nominated by the Company to be appointed to the third Board of Directors to replace 2 directors who will resign from their respective offices upon the conclusion of the forthcoming AGM. Details are set out as follows:

Re-appointed/newly appointed directors	Termination date in advance for the 2nd session of the Board	Effective date for re-appointment/ new appointment for the 3rd session of the Board	Expiry date of office
Executive directors			
Xiao Yaqing, Luo Jianchuan, Chen Jihua, Zhang Chengzhong	Upon conclusion of the forthcoming AGM	Upon conclusion of the forthcoming AGM	Upon conclusion of the 2009 annual general meeting (in or around June 2010)

Non-executive directors			
Joseph C. Muscari	Upon conclusion of the forthcoming AGM	Not offer himself for re-election	—
Helmut Wieser (to be elected)	—	Upon conclusion of the forthcoming AGM	Upon conclusion of the 2009 annual general meeting (in or around June 2010)
Shi Chungui	Upon conclusion of the forthcoming AGM	Upon conclusion of the forthcoming AGM	Upon conclusion of the 2009 annual general meeting (in or around June 2010)
Independent non-executive directors			
Poon Yiu Kin, Samuel, Kang Yi	Upon conclusion of the forthcoming AGM	Upon conclusion of the forthcoming AGM	Upon conclusion of the 2009 annual general meeting (in or around June 2010)
Wang Dianzuo	Upon conclusion of the forthcoming AGM	Not offer himself for re-election	—
Zhang Zuoyuan (to be elected)	—	Upon conclusion of the forthcoming AGM	Upon conclusion of the 2009 annual general meeting (in or around June 2010)

Please refer to the annexure for biographical details of the directors who stand for re-appointments or new appointments.

7. to consider and approve the termination of office as a whole for the second Supervisory Committee in advance upon the conclusion of the forthcoming AGM; and to consider and approve 3 former supervisors to be appointed to third Supervisory Committee. Details are set out as follows:

Supervisors	Termination in advance for the second session of the Supervisors Committee	Effective date for re-appointment/ new appointment for the third session of the Supervisors Committee	Expiry date of office
Ao Hong, Yuan Li, Zhang Zhankui	Upon conclusion of the forthcoming AGM	Upon conclusion of the forthcoming AGM	Upon conclusion of the 2009 annual general meeting (in or around June 2010)

Please refer to the annexure for biographical details of the supervisors who stand for re-appointments.

8. To consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所有限公司) as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors to determine their remuneration;

9. To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 10 per cent or more of the shares carrying the right to vote at such meeting.

SPECIAL RESOLUTIONS

10. To consider and, if thought fit, approve the following resolution by way of special resolution:

"**THAT**:

(1) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of the H Shares in issue as at the date of this Resolution; and

Notes:

(a) The H Share register of members of the Company will be closed from Thursday, April 19, 2007 to Friday, May 18, 2007 (both days inclusive), during which period no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's Register of Members at the close of business on Wednesday, April 18, 2007, are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited, the H Share registrar of the Company, is as follows:

46/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(b) Holders of Domestic Shares or H Shares, who intend to attend the AGM, must complete the reply slips for attending the AGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the AGM, i.e. no later than Friday, April 27, 2007.

Details of the Secretary Office to the Board of Directors of the Company are as follows:
No. 62 North Xizhimen Street
Haidian District
Beijing
People's Republic of China
Postal code:100082
Tel: 86-10-8229 8103
86-10-8229 8162
Fax: 86-10-8229 8158

(c) Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for 2006.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Secretary Office to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(g) If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

* *For identification only*

Yuan Li, 49, is a Supervisor elected as the employee representative of the Company and a Deputy General Manager of the Corporate Culture Department of the Company. He has been employed by the Company since 2001. Mr. Yuan is an engineer with extensive administrative and managerial experience. He formerly served as a Deputy Head of the General Management Office of the General Office of China Non-ferrous Metals Industry Corporation, the head of the Department of Research and Investigation as well as the Chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Head of the Department of Political Affairs and the Head of the Community Union Working Department of Chinalco.

Yuan Li did not receive any remuneration as a Supervisor of the Company for the year ended 31 December 2006.

Zhang Zhankui, 49, is the Deputy Head of the Finance Department of Chinalco. Mr. Zhang is a postgraduate of economic management and a senior accountant. He has extensive experience in corporate finance accounting, fund management, project auditing and business management. Mr. Zhang formerly served as the Head of Finance Division and then Head of the Audit Division of China General Design Institute for Non-ferrous Metals, a Deputy General Manager of Beijing Enfei Tech-industry Group, Head of the Accounting Division of the Finance Department and a Deputy Head of the Finance Department of China Copper Lead & Zinc Group Corporation, a manager of the Asset and Finance of the Listing Office of Chinalco and Head of the Fund Division of the Finance Department of Chinalco and a manager of the Comprehensive Division of the Finance Department of the Company.

Zhang Zhankui did not receive any remuneration as a Supervisor of the Company for the year ended 31 December 2006.

Subject to shareholders' approval for their respective re-appointments, each of Ao Hong, Yuan Li and Zhang Zhankui will enter into a service contract with the company for a term of 3 years. Either party to each service contract will be entitled to terminate the service contrct by giving not less than 3 months' written notice to the other party. The remuneration of each of Ao Hong, Yuan Li and Zhang Zhankui for the year ending 31 December 2007 will be determined by the Remuneration Committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the Directors are aware and save as disclosed above, each of Ao Hong, Yuan Li and Zhang Zhankui did not hold any major office in other public listed companies in the last 3 years. Save as disclosed above, each of them does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In relation to the re-appointment of each of Ao Hong, Yuan Li and Zhang Zhankui as supervisors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**





中国铝业股份有限公司
CHALCO ALUMINUM CORPORATION OF CHINA LIMITED

No.62 North Xizhimen Street, Haidian District, Beijing
People's Republic of China 100082
Tel (010) 8229 8103 Fax (010) 8229 8158 Website www.chalco.com.cn

END